FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 29, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

PROPOSAL OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING TO BE HELD ON APRIL 29, 2011.

Dear Shareholders,

The Board of Directors of BRF – Brasil Foods S.A. wishes to present Shareholders with the following proposals, the purpose of a deliberation in an Ordinary and Extraordinary General Meeting of the Company, to be held on April 29, 2011:

  To approve the following appropriation of Net Profit for Fiscal Year 2010:

Net Income for the Fiscal Year	R$ 804,105,826.29
Adjustment for adoption of IFRS	(R$ 204,607,272.52)
Net Profit to be appropriated	R$ 599,498,553.77
Legal Reserve	R$ 40,205,291.31
Value appropriated to Interest on Capital	R$ 262,500,000.00
Reserve for Capital Increase	R$ 119,899,710.75
Reserve for Expansion	R$ 176,893,551.71

Total Amount Distributed	R$ 599,498,553.77

(Attachment 9-1-II, pursuant to CVM Instruction 481)

2. To ratify the decision of the Board of Directors, ad referendum of the General Meeting, approving the payment of R$ 262,500,000.00 (two hundred and sixty-two million, five hundred  thousand Reals), equivalent to R$ 0.30124415 per share of the free float, subject to withholding tax of 15%, with the exception of those shareholders immune/exempt, on the 870,184,866 shares issued, in the form of interest on capital, pay-out having been made on August 27, 2010 (R$ 0.061136430 per share) and on February 24, 2011 (R$ 0.24010772 per share). The amount distributed to the shareholders, for fiscal year 2010, represented 32.64% of net adjusted income for the fiscal year, pursuant to Article 202 of Law 6.404/76, for the purposes of the mandatory dividend.

3. Election of the Board of Directors. Pursuant to CVM Instructions 165 and 282, the minimum percentage participation in the voting capital necessary for requesting the adoption of the multiple voting system is 5%. (Attachment 24, items 12.6 to 12.10, pursuant  to CVM Instruction 480)

Effective Members
Nildemar Secches – Chairman
Paulo Assunção de Souza – Vice-Chairman
Decio da Silva
Luis Carlos Fernandes Afonso
Luiz Fernando Furlan
Manoel Cordeiro Silva Filho
Walter Fontana Filho
Allan Simões Toledo
José Carlos Reis de Magalhães
Pedro de Andrade Faria

Alternate Members

Wang Wei Chang

João José Caiafa Torres

Gerd Edgar Baumer

Susana Hanna Stiphan Jabra

Roberto Faldini

Mauricio da Rocha Wanderley

Eduardo Fontana d´Avila

Heloisa Helena Silva de Oliveira

Eduardo Silveira Mufarej

Marcelo Guimarães Lopo Lima

Résumés – Effective Members

Nildemar Secches: Mechanical Engineer, he has a postgraduate degree in Finance and a Ph.D. in Economics. He is Chairman of the Board of Directors of BRF Brasil Foods S.A. He sits on the boards of Weg S.A., Ultrapar Participações, Suzano Papel e Celulose and Iochpe-Maxion. He was an executive director of the National Economic and Social Development Bank – BNDES, corporate director-general of the Iochpe-Maxion Group and President of the ABEF (Brazilian Chicken Producers and Exporters Association).

Wang Wei Chang (alternate): Electrical Engineer with a Master´s degree in Industrial Engineering. Member of the Directors of Aracruz Celulose S.A. He is the Chief Risk Officer of Votorantim Participações, is also member of the Senior Advisory Board and alternate member of the Board of Directors of BRF Brasil Foods S.A.. He was the Chief Financial Officer and Investor Relations Director of perdigão Companies, Controller of Bank Chase Manhattan S.A in Brazil, Treasurer of Chase Manhattan Bank N.A. in Chile and Vice President of Citibank N.A in Brazil and Hong Kong.

Paulo Assunção de Souza: Bachelor of Law from the University of São Paulo. Former President of Brasilcap-Cap SA and Former Director of the Syndicate of Sao Paulo Bank, Mr. Paul has great experience in Boards of Directors in several companies, including Usiminas.

Juan José Torres Caiafa (alternate): Account Manager and Business Administrator, with Masters Degree in Business Administration. He was a member of the Supervisory Board of several publicly traded Brazilian companies, including Seara SA, Telesp Celular Participacoes SA and Telemar Norte Vivo.

Décio da Silva: Mechanical Engineer with a postgraduate degree in Business Administration, he was Chief Executive Officer, production director, regional director and sales director of Weg. He is currently Chairman of the Board of Directors of the Weg companies and a Member of the Board of Directors of BRF Brasil Foods S.A.

Gerd Edgar Baumer (alternate): Majored in Law, Account and Business extension at University of Southern California. Mr. Gerd has large experience in directing companies like Grupo WEG. Besides that, he is member of board of directors in companies like Tigre S.A., Marisol S.A. and Oxford S.A.

Luis Carlos Fernandes Afonso: Economist, master’s degree in Economics and a postgraduate degree in environmental and economic development.  He is the current President of Fundação Petrobras de Seguridade Social – Petros. Director of Bonaire Participações S.A. Board member of BRF - Brasil Foods S.A., Iguatemi and Romi.He was Finance Secretary for the city governments of São Paulo, Campinas and Santo André, and is currently Finance and Investment Director of Petros (Petrobras pension fund). He is a member of the Board of Directors of BRF Brasil Foods S.A.

Susana Hanna Stiphan Jabra (alternate): Graduated in Economics with Specialization Course in Financial Administration. She has worked for more than 25 years in large and middle market companies, having participated in important capital market transactions. She worked as an economist at Banco Itaú S.A., Planning and Control Manager at Agência Estado Ltda., Executive Manager for Investments and a member of the Social Responsibility Committee at PETROS. She was effective member of the Board of Directors of CPFL Energia, Companhia Paulista de Força e Luz, Companhia Piratininga de Força e Luz and CPFL Geração de Energia S.A., Telenorte Celular Participações, Bonaire Participações S.A..

Luiz Fernando Furlan: Chemical Engineer, with a degree in Business Administration and specialization in Financial Management. He was Minister for Development, Industry and Foreign Trade in the Federal Government. At Sadia, he sat on the Board of Directors, accumulating the function of Investor Relations Officer, and also holding the position of Executive Vice President. In 2008 he resumed his position as Chairman of the Board of Sadia.

Roberto Faldini (alternate): Business Administrator, graduating from EAESP – Fundação Getulio Vargas - FGV, with specialization in Advanced Management from the Fundação Dom Cabral and the INSEAD Business School, France; in Entrepreneurship from the Babson College; in Corporate Governance. He was Co-founder of the Brazilian Corporate Governance Institute - IBGC and an Associate Member of IBEF–Brazilian Institute of Financial Executives and the IEF–Family Company Institute. He was an Executive Officer, Shareholder and Member of the Board of Directors of Metal Leve S.A. and Chairman of the CVM–Brazilian Securities and Exchange Commission in 1992.

Manoel Cordeiro Silva Filho: He is a graduate in Business Administration and has a postgraduate degree in Economic Engineering and an MBA in Finance. He was Investment and Finance Director at Fundação Vale do Rio Doce de Seguridade Social-VALIA (Vale pension fund) and Coordinator of the National Investments Committee -ABRAPP. He is a member of the Board of Directors of BRF Brasil Foods S.A.

Mauricio da Rocha Wanderley (alternate): An economist with an MBA for Executives in Finance IBMEC. 16 years of experience in the area of capital markets, investment analysis, business valuation, business opportunities, evaluating market risk and credit investments. Acts with the Board of Directors of the companies: Grant Metroviária of Rio de Janeiro SA (Metro Rio); Marlin Holdings SA; Rent Equipment Oil Company.

Walter Fontana Filho: Economist, with a post graduation degree in Economics with specialization in Marketing Administration from the FGV. Member of the Board of Directors of the newspaper ‘O Estado de São Paulo’ since 1999, Member of the Board of Directors of ALGAR – Algar S.A. Empreendimentos e Participações since 2005, Member of the Board of Directors of WTorre Empreendimentos Imobiliários S.A. since 2007. He was Chairman of the Board and Chief Executive Officer of Sadia S.A.

Eduardo Fontana d Ávila (alternate): Civil Engineer, graduated at Mackenzie University and Postgraduate in Business Administration at Fundação Getúlio Vargas. Vice President of Board of Directors of Sadia S.A.. Develop his carrier at Sadia, since February of 1977, always directed for production activities.

Allan Simões Toledo: Business Administrator, Financial Specialist and Master in Agribusiness at São Paulo University. He was the Executive Manager and Comercial Director of Banco do Brasil. He holds the title of Vice president of international area of Banco do Brasil, Board of Director President of BB Leasing and Member of board of da NeoEnergia.

Heloisa Helena Silva de Oliveira (alternate): Economist with Specialization in Corporate Governance at Universidade de São Paulo. Her carrier begun at Banco do Brasil till hold the Executive Manager position. He was Statutory Director at Banco Popular do Brasil – Banco do Brasil subsidiary. He has large experience in Board of Director and Audit Committee.

José Carlos Reis de Magalhães: Majored in Business Administration at Fundação Getúlio Vargas. Mr. José Carlos is the founder, chief executive and investment officer and chairman of the board of directors of Tarpon Investimentos S.A. In addition, he serves as member of the board of directors of Marisa Lojas S.A.

Eduardo Silveira Mufarej (alternate): Majored in Business Administration at Pontifícia Universidade Católica of São Paulo. Eduardo is a member of the board of directors and executive officer of Tarpon Investimentos S.A. In addition, He serves as member of the board of directors of Arezzo Indústria e Comércio S.A. and Companhia de Tecidos do Norte de Minas – Coteminas.

Pedro de Andrade Faria: Majored in Business Administration at Fundação Getúlio Vargas and earned his MBA from the University of Chicago. Pedro is a member of the board of directors and executive vice-president of Tarpon Investimentos S.A. In addition, he serves as member of the board of directors of Arezzo Indústria e Comércio S.A., Companhia de Gás de São Paulo – Comgás, Cremer S.A. and Omega Energia Renovável S.A. Pedro was the chief financial and investor relations officer of Brasilagro.

Marcelo Guimarães Lopo Lima (alternate): Majored in Business Administration at Fundação Getúlio Vargas and in Law at Universidade São Paulo. Marcelo is a member of the board of directors and executive vice-president of Tarpon Investimentos S.A. In addition, He serves as member of the board of directors of Cia. Hering. Marcelo was a vice president at Itaú BBA’s investment banking division.

4. To elect the members of the Fiscal Council/Audit Committee – Term of Office: Until the date of the OGM/EGM of 2012. (Attachment 24, items 12.6 to 12.10, in accordance with CVM Instruction 480)

Effective Members Attilio Guaspari Manuela Cristina Lemos Marçal Decio Magno Andrade Stochiero	Alternate Members Agenor Azevedo Santos Paola Rocha Ferreira Tarcisio Luiz Silva Fontenele

Résumés – Effective Members

Attilio Guaspari: An Engineer with a Master’s Degree in Management Sciences. He was Supervisor of the Financial Area and Head of the Audit Department of the National Social and Economic Development Bank - BNDES, as well as Financial-Administrative Director of Embrafilme. Since 1986, he has sat on various boards of directors such as Brasil Ferrovias S.A., FAPES, Indústrias Verolme-Ishibrás and Projeto Jarí. Currently, he is a member of the Fiscal Council of BRF  and the Audit Committee of the BNDES.

Agenor Azevedo Santos (alternate): Accountant and Business Administrator. Mr. Santos is a member of our Supervisory Board alternate.  Accounting manager of the Foundation for Assistance and Social Welfare of BNDES - FAPES.

Manuela Cristina Lemos Marçal: Economist at the Federal University of Rio de Janeiro, with a postgraduate degree in Corporate Finance and Capital Markets. Was Manager of Market Analysis, and is currently the Executive Manager of Equity Transactions in Petros. It also has experience in the Investment Committees.

Paola Ferreira Rocha (alternate): Chemical Engineer, MBA in Finance from Fundacao Dom Cabral and Master in Finance at IBMEC. Was analyst for Planning and Production Control at Roche, and soon after, Resource Management Analyst at Banco Santander. Currently working in Planning Financial Planning Companhia Vale do Rio Doce.

Decio Magno Andrade Stochiero: Majored in Business Administrator and MBA in Rating Asset Investment Portfolios and the University of Sao Paulo. Mr. Decio has a long career in Sistel. He is currently Manager of Corporate Planning and Control, on the Board of Directors of the Bonaire Participações SA and Member of the National Technical Governance By ABRAPP.

Tarcisio Luiz Silva Fontenele (alternate):  Law degree and Post Graduate in Civil Procedural Law. Was General Director of Counsel of Americel SA - Cellular Telephone Company. Were Fiscal Director at Embratel Participacoes S.A. and Tele Nordeste Celular Participacoes S.A. and Controller Director at Fiscal Santos Brazil S.A. - Container Port Company. He is a member of the National Commission's Legal ABRAPP - Brazilian Association of Private Pension Closed. Currently holds the position of Legal Manager at Sistel. Alternate Tax Counsel is of Embraer since March 2001.

5. To approve the total and aggregate compensation for the Members of Management of the BRF - Brasil Foods Companies in the amount of up to R$ 33 million, including additional compensation in the month of December 2010, in the amount corresponding to one month’s salary.   (Attachment 13, pursuant to CVM Instruction 481)

This is what the Board of Directors has to propose and trusts will be examined and approved by the shareholders.

The Company’s shareholders interested in accessing the information or  clarifying doubts with respect to the aforementioned proposals should contact the Investor Relations area of the Company by calling +55 (11) 2322-5061/5050/5048/5049/5051/5052/5037 or via e-mail: acoes@brasilfoods.com. All documents pertinent to this Meeting are available to the shareholders in the site: www.brasilfoods.com/ri.

São Paulo (SP), March 24, 2011.

NILDEMAR SCCHES Co-Chairman CARLOS ALBERTO CARDOSO MOREIRA FRANCISCO FERREIRA ALEXANDRE LUÍS CARLOS FERNANDES AFONSO RAMI NAUM GOLDFAJN WALTER FONTANA FILHO	LUIZ FERNANDO FURLAN Co-Chairman DÉCIO DA SILVA JOÃO VINICIUS PRIANTI MANOEL CORDEIRO SILVA FILHO ROBERTO FALDINI

Attachments to the Proposal of the Board of Directors to the Ordinary and Extraordinary General Meeting to be held on April 29, 2011.

(According to CVM Instruction nº 480 and 481)

Attachment 9-1-II

		2010
		R$ thousand
	2010 Financial Statements
1)	Net Income for the fiscal year	804,106
2)	Free Float as at December 31, 2010	870,887,083
2.1)	Earnings per share	0.92
2.2)	Dividends per share	-
2.3)	Interest on shareholders' equity per share	0.30166
3)	% of distributed net income	32.64%
4)	Dividends distributed based on net income for previous fiscal years	-
4.1)	Interest on shareholders' equity distributed from revenue reserves	-
5)	Anticipated dividends and interest on shareholders' equity already declared	-
6)	Dividends or interest on shareholders' equity based on profits recorded in semi-annual balance sheets or in lesser periods	-

7)		2010	2009	2008	2007
7.a)	Net Income	804,106	98,749	77,438	321,307
7.b)	Distributed interest on shareholders' equity	262,500	100,000	77,206	100,200
7.b)	Dividends	-	-	-	-
8.a)	Distribution to legal reserve	40,205	4.808	3.861	16.280
9)	Dividends on preferred shares	-	-	-	-
10)

The Company's bylaws determine the distribution of a minimum dividend of 25% of net income for the fiscal year, adjusted pursuant to Art. 202 of Law 6.404/76 to be attributed to all the Company's shares.

11)	Retention of mandatory dividends	-	-	-	-
12)	Distribution of the result to contingency reserve	-	-	-	-
13)	Distribution of the result to unrealized profits reserve	-	-	-	-
14)	Distribution of the result to statutory reserves	-	-	-	-
15)	Retention of forecasted profits in the capital budget - reserve (reversal) for expansion reserve	xxxxx	(3,070)	144,007	50,679
16)	Distribution of the result for tax incentive reserve	-	-	-	-

10. Management Comments

10.1. Comments of Directors on financial conditions and asset status, capital structure, creditworthiness, financing sources, levels of indebtedness, loan agreement limits.

In 2008, the good performance in our operational businesses, whether in meet or dairy products, was determinant to increase the effective operating generation for the year, consolidating acquisitions performed and the defined organic growth.

Although the net result has been below our expectations, the Company closed the fiscal year of 2008 with good operational margins, besides recording positive liquidity indicators, with R$ 2 billion in financial investments and 70% of long term indebtedness.

The net indebtedness, composed by the total gross debt less the financial investments, has increased 690%, representing R$ 3,4 billion, concentrated in long term. The necessary expenditure for the investments and acquisitions resulted in taking more loans, due to the increase on working capital investments plus a smaller cash operating generation in the first semester of 2008, caused by the international outlook of pressure on production costs, even considering the good performance of revenues, which associated with the exchange effect on the indexed debt, has increased the net debt in relation to the EBITDA generation, from 0,5 times to 2,9 times per year, and considering that the year of  2007 reflected in the financial investments the primary offer held for Eleva acquisition.

The recent acquisitions demanded several necessary adjustments to reflect the expected return. Moreover, the extreme volatile and uncertain market conditions at the yearend demanded more administration caution. The Company financial position is safe and comfortable; it was promoted the short term debt extension, with bearable due dates scheduled for late 2008 and 2009, thus allowing the continuity of investment plans and the continuous and sustainable growth, despite of the reversal generated in the credit market, caused by the world financial collapse motivated by the American economy.

In 2009, the BRF – Brazil Foods S.A., a corporation resulting from the merger between the groups Perdigão and Sadia, was born as one of the world leading group in the food industry, taking its products and brands for more than 100 countries.

The success of the shareholding structure that resulted in the BRF creation, besides the fund raising of R$5,3 billion, turned the year of 2009 remarkable for the Brazilian and global food industry.

At operational sphere, the positive spotlight was the good performance of the company in the local market, with 9,5% of growth in revenues of processed products. However, the results and margins were negatively impacted by the international scenario, which showed high exchange volatility, leading to an important drop in the exported products prices. The reduction of consumption in the international market led the company to several adjustments in its production, which reflected in the increase of products cost and increase in the commercial expenses.

Although the adverse scenario, BRF recorded an adjusted net profit of R$360 million and EBITDA of R$1,2 billion in terms of proforma. The net indebtedness increased 14,4% compared to 12.31.08, however, in proforma comparative the drop of indebtedness was supported by the entrance of funds of primary offer of shares issuance, whose raising was of R$ 5,3 billion. From this amount, R$ 2,2 billion were transferred to Sadia, aiming the reduction of the costly short term debt. The relation net debt/EBITDA became 3,6 times, due to the minor cash generation in the year, although the proper level of net indebtedness.

The recovery of the international economy in 2010, even slow, and the growth of the local market provided a more favorable environment for the Company business.

Due to the financial discipline adopted in the indebtedness restructuring plan, there was a reduction in the debt average cost, as well as in the extension of its average term. The Company closed the fiscal year of 2010 with 69% of its indebtedness in the long term.

The net indebtedness on 12.31.10 was 13,2% lower than the recorded in 2009, supported by the operational results, even considering the disbursement for investments in CAPEX, marketing and the synergy projects.

The relation net debt/EBITDA was reduced to 1,38 times, due to the improvement in cash generation in the year and the level of the net indebtedness balance in relation to the Company operations. The consolidated exchange exposition was US$76 million (active position), contemplating the hedge accounting policy implemented, versus US$ 1,1 billion (passive position) recorded in the previous year.

The indebtedness restructuring of the subsidiary Sadia was enabled by the funds raising of the primary offer of shares issuance held in July/09, which amounted to R$ 5,3 billion. From this amount, R$ 3,5 billion were transferred to Sadia, between AFAC and mutual operations for the anticipation of obligations and therefore reduction of short term onerous debt, being that R$1,2 billion was transferred during the year of 2010.

Aiming the extension of debt profile and the reduction of its average cost, on 01.21.10 bonuses of 10 (ten) years in the total amount of US$750 million (bonds) were issued, with due date on 01.28.20 and coupon (interests) of 7,250% per year (yield to maturity 7,375%), which has been paid each six months, starting on July 28th, 2010.

Item 10.1.b. Capital Structure

On 12.31.10, the BRF capital structure is composed of 65,4% in equity capital and 34,6% in debt capital. The company does not have issuance of redeemable stock.

Item 10.1.c. Creditworthiness

Considering that 69% of the Gross indebtedness is of long term, that the Company has availability of R$ 3.552 million to pay its short term financial commitments of R$ 2.233 and that we hope a positive cash generation for the year of 2011, based on the continuous improvement of the world economy, the Company considers as comfortable its ability to pay.

Item 10.1.d;e. Financing sources for working capital and for investment in non-current assets that the Company intends to use to cover liquidity deficiency.

The Company current availabilities reduce the need of new loans. However, we keep funds raised at low cost and long term, as the financing along with the development bodies as BNDES (Brazilian Economic and Social Development Bank), BNB (NE Bank) and FINEP (Financing of Studies and Projects) used to mainly finance fixed capital, and renewals of Rural Credit operations, which are operations with interests subsided by the Federal Government as EGF and NPR to finance the company working capital.

During the year of 2011, the Company may obtain new loans and borrowing in the financial and capital markets, in case additional funds are necessary to finance the long term investment plans or to continue improving the indebtedness profile.

Item 10.1.f. Levels of Indebtedness and the features of such debts, also describing:

				Consolidated
	Charges (% p.y.)	Weighted average rate (p.y.)	WATM (*)	Current	Noncurrent	12.31.09	12.31.08
Local currency (R$)
Rural credit	6.75%(6.75%on 12.31.08)	6.75%(6.75%on 12.31.08)	0.4	847,799	-	847,799	220,272

Working capital	TJLP / FIXED RATE / TR / CDI +4.76%	10.31%	2.2	112,772	555,387	668,159	-

FINEM - BNDES	TJLP +2.55%(TJLP + 2.35%on 12.31.08)	8.55%(8.59%on 12.31.08)	2.5	391,057	1,195,601	1,586,658	538,252

Debenture - BNDES	TJLP +6.00%(TJLP + 6.00%on 12.31.08)	12.00%(12.25%on 12.31.08)	0.4	2,089	-	2,089	6,261

Tax incentive and others	TJLP/FIXED RATE/IGPM /TR/CDI/ URBT01) +6.92% (TJLP/FIXED RATE/IGPM /TR/CDI/ URBT01) +5.15%on 12.31.08)	9.70%(11.26%on 12.31.08)	1.5	559,928	553,752	1,113,680	463,284

Net derivatives balance (note 20 b)	%CDI vs TR	%CDI vs TR	-	-	-	-	78

Total local currency				1,913,645	2,304,740	4,218,385	1,228,147

Foreign currency

Advances on export contracts	5.29%+e.r. (US$) (6.06%+e.r. (US$) on 12.31.08)	5.29%+e.r. (US$) (6.06% +e.r. (US$) on 12.31.08)	0.3	53,432	-	53,432	443,674

Working capital	EURIBOR +1.20%	0.41%+e.r. (US$) (6.66%+ e.r. US$)	1.0	-	-	-	49,605

Bonds	6.88%	6.88%	7.7	2,993	435,300	438,293	-

Receivables (**)	-	-	-	36,386	-	36,386	-

Credit lines	LIBOR +2.56%/FIXED RATE ( LIBOR +2.47% on 12.31.08) +e.r. (US$ and other currencies)	3.26%(4.46%on 12.31.08) +e.r. (US$ and other currencies)	2.3	593,621	2,020,143	2,613,764	1,871,663

Pre-export facilities	LIBOR / FIXED RATE/ CDI +2.07%( LIBOR / FIXED RATE / CDI +3.17%on 12.31.08) + e.r.(US$)	2.50%(4.98%on 12.31.08) +e.r.(US$)	2.5	191,542	930,786	1,122,328	1,622,325

FINEM - BNDES	UM BNDES +2.49% (UM BNDES +2.71%on 12.31.08) +e.r. (US$ and other currencies)	6.74%(6.97%on 12.31.08) +e.r. (US$ and other currencies)	4.5	62,344	193,396	255,740	83,261

Others	-	-	-	280	-	280	-

Net derivatives balance	%CDI vs e.r.(US$ and other currecies)	-	1.9	59,502	-	59,502	67,423

Total foreign currency				1,000,100	3,579,625	4,579,725	4,137,951
Total debt				2,913,745	5,884,365	8,798,110	5,366,098

	BR GAAP and IFRS
	Consolidated
	Charges (% p.y.)	Average interest rate (p.a.)	Weighted average maturity	Short term	Long term	Balance 12.31.10	Balance 12.31.09	Balance 01.01.09
Local currency (R$)

Working capital	6.75% (TR / 7.71% on 12.31.09)	6.81%	0.8	869,699	11,601	881,300	973,033	220,272

BNDES, FINEM, credit facilities of development banks and other secured debts	TJLP / 2.86% (TJLP / 2.79% on 12.31.09)	8.45%	5.8	577,756	1,356,431	1,934,187	2,101,411	538,252

Export credit facility	TJLP / CDI 4.42% (TJLP / CDI 3.6% on 12.31.09)	10.42% (10.14% on 12.31.09)	1.7	88,960	298,757	387,717	1,137,409	-

Tax incentives	IGPM / 1.40% (IGPM / 1% on 12.31.09)	3.00% (0.97% on 12.31.09)	5.6	4	12,865	12,869	4,443	463,284
FIDIC	-	-	-	-	-	-	353,364	-

Total local currency				1,536,419	1,679,654	3,216,073	4,569,660	1,221,808
Foreign currency

Advances on exchange contracts	5.29% e.v. (USD on 12.31.09)	5.29% + e.v.(USD on 12.31.09)	-	-	-	-	53,432	443,674
Bonds	7.13%	7.13%	8	41,586	1,647,333	1,688,919	419,137	-
Working capital	EURIBOR + 1.20%	0.41% + e.v. (US$)	-	-	-	-	-	49,605
Export credit facility	LIBOR / / CDI 2.24% (LIBOR / / CDI 2.35% on 12.31.09) e.v. (US$ and other currencies)	2.30% (2.77% on 12.31.09) + e.v. (US$ and other currencies)	2	593,020	1,515,283	2,137,513	3,719,384	3,493,988
BNDES, FINEM, credit facilities of development banks and other secured debts	-	-	-	56,688	132,956	189,644	292,408	85,337

Total foreign currency				691,294	3,295,572	4,016,076	4,484,361	4,072,604
Total indebtedness				2,227,713	4,975,226	7,232,149	9,054,021	5,294,412

BRF – BRASIL FOODS S.A.

Item 10.1.f. Debt levels and characteristics of these debts are detailed as follows:

In view of the IFRS investment, the Company indebtedness in 2008 was changed from R$5,366,098 to R$ 5,292,336 and in 2009 from R$ 8,798,110 to R$ 9,054,021.

Main Financing and Borrowing Contracts:

BFF notes: On 01.28.10, BFF International Limited issued senior notes in the total amount of US$750.000. The securities are guaranteed by the Company and by Sadia, with nominal interest rate of 7,25% per year and effective rate of 7,31% per year and due date on 01.28.20.

Sadia Bonds: In the total amount of US$250,000. The securities are guaranteed by the Company and by Sadia, with interest rate of 6,88% per year, with due date on 05.24.17.

Operations with BNDES: On 12.31.10, the Company and its subsidiaries have several outstanding obligations with BNDES. The borrowings were made for the purchase of machinery, equipments and expansion of the productive facilities, besides de special lines for the export financing, with due dates between 2011 and 2015, in the amount of R$ 2,1 billion.

Other long term relationships with financial institutions:

The company has covenants with several Banks where the main objective is to make easier the access to credit to the company partners producers for the construction of battery cages, poultry farms and rules adjustment.

Besides that, the Company has covenants with Banks to make easier the access to credit for the suppliers that wish to anticipate its receivables with the Company.

Finally, the Company has operations with derivatives with the purpose of protecting against the exchange and interest rates variations, with speculative purposes. These operations are accounted by its market value, in accordance with the accounting methodology of hedge accounting. For more information, please Note nº 5 of 2010 financial statements.

Level of Subordination among the debts:

The level of subordination is highlighted in the operations having real guarantees, most of all the manufacturing plants contracted along with BNDES.

Eventual restrictions imposed to the issuer, especially regarding the limits of indebtedness and new borrowings contracting, the dividends distribution, divestitures, issuance of new securities and change of company control:

We have some financial covenants such as:

Restrictive clauses (indicators to be met) (R$ thousand)	Principal value

Net debt / shareholders’ equity lower than 1.5	273,733
and net debt / EBITDA lower than 3.5

Minimum current liquidity of 1.1,	15,551
total liabilities less shareholders’ equity / shareholders’ equity equal or less than 2.2	289,284

These covenants are linked to financing contracts of export pre-payment in foreign currency with regular default clauses for these types of operations, which if not complied with, may cause the anticipation of due dates. On 12.31.10, all of these conditions were fulfilled by the Company.

BRF – BRASIL FOODS S.A.

Item 10.1.g. Usage Limits of the already contracted financing

It is not applicable.

Item 10.1.h. Principal changes to the consolidated balance sheet accounts, comparing December 31, 2010 and December 31, 2009.

Current assets

Current assets amounted to R$ 9,852.1 million December 31, 2010 down R$ 825.8 million from the R$ 10,677.9 million reported a year earlier, particularly in the cash investment account, about R$ 1,481.7 million. Client accounts receivables grew by R$ 424,3 million in the wake of rising sales. The surplus resulting from lower cash investments added to a positive operating cash flow was allocated particularly to reducing loans and to investments. On December 31, 2010, current assets accounted for 35.5% of total assets, down from the previous year’s 37.6%.

Cash & short-term deposits and investments

Fell by 25.2%, from R$ 4,243.8 million December 31, 2009, to R$ 3,174.4 million last year particularly as a result of redemption of cash investments to settle subsidiary Sadia’s debts.

Client accounts receivables, net

Amounted to R$ 2,565.0 million December 31, 2010, up 19.8% from R$ 2,140.7 million a year earlier, as a result of rising sales.

Inventory

Inventories dropped 5.3% to R$ 2,135.8 million December 31, 2010, from R$ 2,255.5 million the previous year. Finished product inventories were down R$ 216.9 million, owing to stronger sales performance this year. Last year, they ran high owing to market movements, particularly exports. All other items reported growth of R$ 97.2 million.

Developing poultry, swine and bovine for slaughter were posted as biological assets under current assets at a total R$ 900.7 million December 31, 2010 (R$ 865.5 million on December 31, 2009).

Breeding poultry and swine, parents designed to produce new biological assets, were posted as biological assets under non-current assets at a total R$ 377.7 million December 31, 2010 (R$ 391.2 million the previous year).

Biological asset inventories grew significantly in volume terms during 2010 owing to resumption in production and sales. In financial terms, the growth was not significant owing to the behavior of key input costs and the developmental stage of animals by year end.

Tax credits

Amounted to R$ 695.9 million December 31, 2010 down from R$ 745.6 million a year earlier. These credits, expected to be used during fiscal 2011, basically refer to ICMS, PIS, COFINS, income tax e social charges. Exports, low rates on the domestic market, investments in fixed assets and cash investments usually afford credits in excess of debits in sales and other outgoing transactions.

Non-Current Assets

Amounted to R$ 17.899,4 million December 31, 2010, up R$193.7 million from the R$ 17,705.7 million reported a year earlier. The hike results from investments in fixed assets, tax credits and deferred tax, which fluctuated some R$ 368.1 million in these accounts. On the other hand, cash investments dropped R$ 299,00 million.

Tax credits

Moved up R$ 114.3 million to R$ 767.4 million December 31, 2010. Just like in current assets, these refer basically to credits for ICMS, PIS, COFINS, income tax and social charge payments, to be offset in the future.

Deferred income tax

BRF – BRASIL FOODS S.A.

Amounted to R$ 2,487.6 million December 31, 2010 slightly up from R$ 2,426.4 million a year earlier. These are income tax and social charge credits on R$ 781.4 million worth of losses, R$1,129.9 million of goodwill and other temporary differences in the amount of R$576.3 million. Realization of these deferred assets will occur as contingencies are met and profits flow in.

PP & E

Grew R$ 192.6 million to R$ 9,066.8 million December 31, 2010 from R$ 8,874.2 million a year earlier. Acquisitions totaled R$ 693.3 million and write-offs, depreciation and premium adjustments following the business association added up to R$ 504.1 million. Among the acquisitions we highlight: expansion projects worth R$ 116.4 million, Campos Novos facility - SC some R$ 75.1 million, construction in progress at subsidiary Sadia particularly on the Lucas do Rio Verde and Vitória de Santo Antão plants worth R$ 198.1 million.

Intangible Assets

Amounted to R$ 4,247.3 million December 31, 2010 and R$ 4,276.5 million a year earlier. These are made up particularly of R$ 2,833.0 million in  premiums and R$ 1,256.0 million in brands .

Current Liability

Our current liability amounted to R$5,621.2 million December 31, 2010 down by 10.3% from R$6,267.9 million reported a year earlier, particularly in debt to financial institutions as Sadia’s loans were settled .

Loans and Financing

Short-term debt, including the current portion of the long-term debt with financial institutions, amounted to R$ 2,227.7 million  December 31, 2010, down 30.4% from the R$3,202.7 million reported a year earlier. The debt reduction results particularly from settlement of subsidiary Sadia’s loans.

Suppliers

Supplier accounts payables for raw materials, supplies and services required by operations moved up by 8.1% to R$ 2,059.2 million December 31, 2010 from the R$ 1,905.4 million reported a year earlier, short of the 33.2% increase in sales costs as a result of the procurement policy and the behavior of key input prices.

Non-Current Liabilities

Amounted to R$ 8,493.8 million December 31, 2010, down 6.9% from the R$ 9,120.0 million reported a year earlier, particularly in debt to financial institutions as a result of settlement of subsidiary Sadia’s loans.

Loans and Financing

Long-term debt to financial institutions amounted to R$ 4,975.2 million December 31, 2010, a reduction of R$ 878.3 million from the R$ 5,853.5 million reported a year earlier, owing to settlement of subsidiary Sadia’s loans.

Tax, labor, civil and commercial contingencies

Amounted to R$1,118.9 million December 31, 2010, up from the R$1,031.6 million reported a year earlier. These are contingency provisions where losses are likely; R$ 859.9 million is tax, R$110.1 million is labor and R$148.9 million is civil, commercial and other.

Deferred income tax

Amounted to R$1,635.7 million December 31, 2010 and R$1,456.4 a year earlier. This refers to income tax and social charges on the premium following the business association with Sadia worth R$1,124.4 million and other temporary differences in the amount of R$ 511.3 million.

Shareholders’ Equity

BRF – BRASIL FOODS S.A.

We closed fiscal 2010 with Shareholders’ Equity of R$ 13,636.5 million, up from the previous year’s R$12,995.7 million. Shareholders’ Equity posted a 4.9% advance boosted by the year’s profit of R$ 806.8 million, though pared down by interest on own capital amounting to R$ 262.5 million.

Major changes to consolidated balance sheet accounts, comparing December 31, 2009 to December 31, 2008.

Current assets

Our current assets amounted to R$10,677.9 million December 31, 2009 up from the R$ 5,917.4 million reported the previous year, owing particularly to a R$ 2,267.8 million increase in cash & cash equivalents and cash investment accounts derived from the proceeds the Company obtained from a share issue. Client accounts receivables, inventories and tax credits in general and other current assets grew owing to the business association with Sadia on July 8, 2009. On December 31, 2009, current assets accounted for 37.6% of total assets, against 52.7% in the previous year.

Cash and Short-term Deposits

Moved up by 114.8%, from R$1,976.0 million December 31, 2008 to R$4,243.8 million on December 2009, boosted by the proceeds from the share issue, net of the amounts transferred to Sadia to settle the subsidiary’s debt.

Client accounts receivables, net

Our client accounts receivables amounted to R$ 2,140.7 million December 31, 2009, up 55.3% from the previous year’s R$ 1,378.0 million. This increase derives from the business association with Sadia.

Inventories

Moved up by 75.5% to R$ 2,255.5 million on December 31,2009, from the R$ 1,285.4  million reported in the previous year.

Developing poultry, swine and bovine for slaughter were posted as biological assets under current assets at a total R$ 865.5 million December 31, 2009 (R$ 427.4 million on December 31, 2008).

Breeding poultry and swine, parents designed to produce new biological assets, were posted as biological assets under non-current assets at a total R$ 391.2 million December 31, 2009 (R$ 158.8 million December 31, 2008).

Inventories of finished products, slaughter and breeding animals, raw materials and advances to suppliers grew significantly in the wake of the business association with Sadia.

Non-Current Assets

Jumped up R$ 12,388.9 million, from  R$ 5,316.8 million on December 31, 2008 to R$17,705.7 million the following year . The increase results partly from the share issue proceeds (portion posted to long-term deposits), the hike in tax credits and deferred income tax and the business association with Sadia.

Tax credits

Moved up R$ 505.6 million to R$ 653.0 million December 31, 2009, boosted by the business association with Sadia. These refer basically to credits for ICMS, PIS, COFINS, income tax and social charge payments, to be offset in the future.

Deferred income tax

Rose to R$ 2,426.4 million December 31, 2009 from the R$550.8 million reported in the previous year. These are income tax and social charge credits on losses, premiums and other temporary differences. Realization of these deferred assets will occur as contingencies are met and profits flow in. The increase results from the business association with Sadia.

PP & E

BRF – BRASIL FOODS S.A.

Our PP&E jumped 223% to R$ 8,874.2 million December 31, 2009 from the R$ 2,747.8 million reported in the previous year. The R$ 5,981.7 million increase is a result of the business association with Sadia.

Intangible Assets

Amounted to R$ 4,276.5 million December 31, 2009 against R$1,557.6 million one year earlier. It refers basically to premiums and brands and the effect of the business association with Sadia.

Current Liability

Current Liability increased by 98.3% to R$ 6,267.9 million December 31, 2009 from the R$3,160.0 million mark a year earlier, particularly in debt to financial institutions and suppliers in the wake of the association with Sadia.

Loans and Financing (current)

Short-term debt, including the current portion of the long-term debt to financial institutions, amounted to R$ 3,202.7 million December 31, 2009, up 102.8% from the previous year’s R$1,578.9 million. The higher debt is primarily related to the association with Sadia.

Suppliers

Supplier accounts payables of raw materials, supplies and services required by operations moved up by 75.9% to R$ 1,905.4 million December 31, 2009 from R$1,083.4 million the previous year, as a result of the association with Sadia.

Non-Current Liabilities

Grew R$ 4,971.4 million in the year to R$9,120.1 million December 31, 2009 from R$ 4,148.7 million the year before, particularly owing to the business association with Sadia.

Loans e Financing (non-current)

Long-term debt to financial institutions amounted to R$ 5,853.4 million December 31, 2009,  an additional R$ 2,133.7 million from the prior year’s R$3,719.7 million. The debt increase results from the association with Sadia.

Tax, labor, civil and commercial contingencies

Grew to R$ 1,031.6 million December 31, 2009 from R$ 219.1 million the year before. These are contingency provisions where losses are likely.  The increase results from the association with Sadia.

Deferred income tax

Advanced to R$ 1,456.4 million December 31, 2009 from R$ 73.3 million the year before. This refers to income tax and social charges on premium following the business association with Sadia.

Shareholders’ Equity

We closed fiscal 2009 with Shareholders’ Equity of R$ 12,995.7 million, up from the previous year’s R$ 3,925.3 million. A growth of 231% was reported particularly following the R$ 5,290.0 million capital injection from the share issue, the R$ 3,818.4 million paid-in with HFF’s and Sadia’s shares and a  R$ 98.7 million profit from the fiscal year, pared down by the R$100.0 million paid in interest on own capital.

Due to on the adjustments that occurred in the financial statements of December 31, 2010 by incorporation of rules of IFRS, adjusted for comparative purposes of the Financial Statements
December 31, 2009, we reported that the Financial Statements December 31, 2008
Comparative Financial Statements for December 31, 2007 remained unchanged, containing no set rules implemented by the IFRS.

Short term assets

BRF – BRASIL FOODS S.A.

Our short term assets amounted to R$5,986.1 million on December 31 2008 and R$3,768.2 million on December 31 2007, the result of an increase of R$2,216.9 million principally in trade accounts receivable, in inventories and in other short term assets, principally due to the consolidation of Eleva, acquired early in 2008. Further, on December 31 2008, short term assets represented 53.4% of our total assets compared with 57.6% in 2007.

Cash and cash equivalents

Increased 11.4% from R$1,773.6 million on December 31 2007 to R$1,976.0 million on December 31 2008, basically in the form of immediately liquid investments in Bank Deposit Certificates (CDBs) and short term investments.

Trade accounts receivable, net

Our trade accounts receivable amounted to R$1,378.0 million on December 31 2008, increasing by 71.4% in relation to December 31 2007 when this item was R$803.9 million. This reflects higher gross sales which increased 69.0% as well as the consolidation of Eleva.

Inventories

Our inventories rose to the equivalent of R$1,689.0 million on December 31 2008 compared with R$865.1 million on December 31 2007, an increase of 95.2%, or R$823.9 million. There was a signficant increase in finished products inventory, in large part due to the consolidation of acquisitions (Eleva, Plusfood and Cotochés) and to the international trading scenario where there was a decline in consumption and higher inventory in leading importing countries.

Noncurrent assets

Amounted to R$597.1 million on December 31 2008 and R$254.3 million on December 31 2007, increasing by R$342.8 million. Comprises trade accounts receivable, asset sales, recoverable and deferred taxes and court escrow deposits.

Property, plant and equipment

Our property, plant and equipment increased 36.6% amounting to R$2,918.5 million on December 31 2008 and R$2,136.9 million on December 31 2007. Projects for improvements and productivity amounted to R$628.4 million distributed in various units and regions. The acquisitions of Eleva, Plusfood and Cotochés added a further R$642.5 million. Depreciation expenses totaled R$249.8 million and a further R$253.6 million was written off for sales, obsolescence and Eleva’s revaluation reserve.

Current Liabilities

Our current liabilities amounted to R$3,080.9 million on December 31 2008 and R$1,941.2 million on December 31 2007, an increase of 58.7%, principally in the form of debt owed to financial institutions and suppliers in addition to company acquisitions in 2008. The ratio of current liabilities to total liabilities was 27.5% on December 31 2008 as against 29.7% in 2007.

Loans and Financing (current)

Our short term debt including the current portion of long-term debt with financial institutions amounted to R$1,646.4 million on December 31 2008 and R$1,051.8 million on December 31 2007, an increase of 56.5%. The Real’s devaluation against the US Dollar of about 32% and additional leverage taken on for supporting the growth of the Company largely explain the growth in debt. The consolidation of acquisitions should also be considered under this item.

Trade accounts payable

Trade accounts payable with respect to raw materials, materials and services essential to the operational activity amounted to R$1,083.4 million on December 31 2008 and R$575.6 million on December 31 2007, an increase of 88.2% due to the increase in output (meats 37.5%) and the costs of the main inputs such as corn, 21.2% and soybean meal, 42.6%, as well as the consolidation of acquisitions.

BRF – BRASIL FOODS S.A.

Long-term liabilities

Amounted to R$4,027.3 million on December 31 2008 and R$1,376.1 million on December 31 2007, an increase of R$2,651.2 million in the period, largely reflecting growth in long-term bank debt.

Loans and Financing (long-term)

Our long term debt with financial institutions amounted to R$3,719.7 million on December 31 2008 and R$1,214.1 million on December 31 2007, an increase of R$2,505.6 million. Increased debt was due to additional funding raised for new fixed investment and working capital. On December 31 2008, total long-term debt including the short-term maturity portion was made up of about 77.1% in currency, principally dollar denominated.

Shareholders’ equity

We ended 2008 with a shareholders’ equity of R$4,110.6 million, while at the end of the preceding year this item was R$3,226.0 million. There was a growth of 27.4% due to the increase in capital of R$945.0 million, and from net income for the fiscal year of R$54.4 million, offset by the payout of interest on shareholder’s equity during the year and by R$38.1 million in equity adjustments (Law 11,638).

Item 10.2.a;b and c.

Comments on the performance of the results for the fiscal year ending December 31, 2010, compared to December 31, 2009.

Net Sales

Our net sales increased 8.3% to R$22.7 billion in 2010 from R$20.9 billion in 2009, primarily due to on a pro-forma basis and 42.6% higher according to CL(Corporate Law) figures considering the incorporation of results for Sadia as from July 2009, partially due to the results in 4Q10.

Net sales reached R$ 6.4 billion in 4Q10, a 20.6% increase and a growth of 12.2% in relation to 3Q10, particularly boosted by the domestic market with sales of year-end holiday products to the Brazilian market and an improved export performance.

Domestic Market

BRF has successfully maintained its market share for the principal product categories thanks to innovative initiatives, product launches and brand sustainability campaigns in addition to the hands on management of prices and costs. In all segments, including dairy products, BRF has prioritized commercialization margin (value share) over to market share.

Sales to the domestic market totaled R$13.5 billion, a growth of 11.3% against the preceding year. The Company sold 3.8 million tons of product, 4.9% higher than 2009 on a pro-forma basis. Thanks to these results, margins were restored to pre-crisis levels.

In the fourth quarter, domestic market sales posted growth of 22% at R$ 4.0 billion and total volumes 9.8% higher.

The buoyant domestic market associated with an increase in real incomes in a scenario of full employment in conjunction with rising consumption among the emerging social classes, have helped stimulate demand and  sales to all  segments, especially those directed towards lines catering for products traditional to the year–end holiday period.

BRF – BRASIL FOODS S.A.

Corporate Law:
	THOUSAND TONS			R$ MILLION			AVERAGE PRICE
Domestic Market - CL	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.
Meats	1,837	1,284	43	8,669	5,777	50	4.7	4.5	5
Dairy Products	1,076	1,001	7	2,292	2,139	7	2.1	2.1	(0)
Other Processed	455	254	79	2,026	1,015	100	4.5	4.0	11
Soybean Products/ Others	389	362	8	529	438	21	1.4	1.2	12
Total	3,756	2,901	29	13,515	9,370	44	3.6	3.2	11

Pro forma:
PRO FORMA	THOUSAND TONS			R$ MILLION			AVERAGE PRICE
Domestic Market	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.
Meats	1,837	1,723	7	8,669	7,845	11	4.7	4.6	4
Dairy Products	1,076	1,001	7	2,292	2,139	7	2.1	2.1	(0)
Other Processed	455	402	13	2,026	1,612	26	4.5	4.0	11
Soybean Products/ Others	389	454	(14)	529	551	(4)	1.4	1.2	12
Total	3,756	3,580	5	13,515	12,148	11	3.6	3.4	6

Meats - The segment posted an increase of 10.5% in sales and 6.6% in volume. The recovery in in natura meat exports helped to steady supplies of product to the domestic market sustaining prices and the sale of items with greater added value. As a result, average prices remained 3.6% above those registered for 2009 on a pro-forma basis while processed products registered an improvement of 690 basis points for the year.

Due to the excellent demand for traditional year-end holiday products, 4Q10 reported sales 22,9% higher for meats, with a 10,4% increase in volume. The operating margin for higher added value products posted growth of 4.7 percentage points compared with 4Q09.

Dairy Products – Net sales for the dairy product segment in 2010 recovered to 2008 levels ending the period totaling R$ 2.3 billion. Margins were squeezed by high prices paid to milk producers. Average prices continued in the same level of 2009. The year under review did not show the typical pattern of an on- and off-season, a fact that rendered management of costs and inventory even more difficult. Since these problems prevented margins returning to historical levels, BRF pursued a policy of preserving profitability in the segment which translated into a reduced market share for processed items and UHT milks.

Other processed products- Highlights for the year in this segment were Meu Menu, a line of ready-to-eat/cook, frozen and individual dishes for consumers that live alone, and Escondidinho, inspired by traditional recipes of Brazilian cuisine and directed towards the family market. The Company ran campaigns designed to consolidate the brands, taking full advantage of events with major popular appeal such as the World Soccer Tournament. Overall, market share remained stable – with the exception of margarines where there was growth. Total sales for the segment were R$ 2.0 billion, a growth of 25.7% while volume reached 454.9 thousand tons, a rise of 13.1% and 79%, respectively on a pro forma and CL basis. In the fourth quarter, growth was 27.3% and 10.5%, respectively, in sales and volumes.

Food Service – This segment is a strategic one in BRF’s growth plans with the food service market benefiting from a change in the habits of the Brazilian population, growth in incomes and a recovery in employment. According to the IBGE’s Family Budgets Survey, the percentage of expenses on food away from home rose from 24.1% (2002/2003) to 31.1% (2008/2009). Thanks to this trend and BRF’s investments in products and services, the segment posted a year-on-year increase of 13.1% in sales and 15% in volume.

BRF is the leading player in the Brazilian food service business, supplying the largest food service chains and franchises in the country and developing customized solutions for enhancing its services and proximity to the customer. This segment is present in all the major urban centers, BRF using a proprietary and dedicated fleet of delivery trucks in addition to maintaining high standards of quality and reliability.

BRF – BRASIL FOODS S.A.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market on a combined basis.

Foreign Markets

In line with guidance from the anti-trust authority CADE, the merging of international sales has permitted gains in synergies and scale with better price and portfolio management. The Company has repositioned its brands, benefiting from the segmentation of the markets. Sadia has become a premium brand focused on higher added value and innovation. Perdix is positioned as a mainstream high brand, dedicated to the commercialization of large volumes and products attuned to local tastes. Borella, Halal, Fazenda and others have been maintained as brands which compete with local overseas food product industries.

BRF’s international division, Plusfood, with units in The Netherlands and the United Kingdom, is reinforcing its strategy with the manufacture of items destined for the European market. Examples are Perfect Portions, a standardized line of items for the food service business as well as specific products geared satisfying European consumer demand.

In 2010, export revenue increased 4.3% to R$ 9,2 billion on volumes of 2.3 million tons (5.9% greater) – pro-forma basis and a growth of 40.2% in sales revenue on a CL basis. In the fourth quarter, exports reached R$ 2.4 billion, representing an increase of 18.3%, and 4.2% up in volume.

Corporate Law:
	THOUSAND TONS			R$ MILLION			AVERAGE PRICE
Exports - CL	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.
Meats	2,278	1,623	40	9,051	6,445	40	4.0	4.0	0
Dairy Products	3	4	(28)	20	22	(10)	7.0	5.6	25
Other Processed	18	10	90	91	40	129	4.9	4.1	20
Soybean Products/ Others	6	9	(30)	4	29	(85)	0.7	3.4	(78)
Total	2,306	1,645	40	9,166	6,536	40	4.0	4.0	0

Pro forma
	THOUSAND TONS			R$ MILLION			AVERAGE PRICE
Exports	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.
Meats	2,278	2,147	6	9,051	8,618	5	4.0	4.0	(1)
Dairy Products	3	4	(28)	20	22	(10)	7.0	5.6	25
Other Processed	18	18	4	91	120	(24)	4.9	6.7	(27)
Soybean Products/ Others	6	9	(30)	4	29	(85)	0.7	3.4	(78)
Total	2,306	2,177	6	9,166	8,789	4	4.0	4.0	(2)

Meats – During the first half, full inventories in world markets depressed prices. In the light of this scenario, the Company adjusted its portfolio accordingly and by the second half with supply and demand back in balance, conditions had improved. However, the devaluation of US$ dollar against Reais, thus reducing revenues when translated into Reals, without reducing profitability.

Meat exports amounted to R$ 9.0 billion, 5% higher with volumes 6.1% up for the year. In 4Q10, export sales reached R$ 2.3 billion, an increase of 17.4% in export revenues and 3.9% in volume. Average prices in US dollars FOB (Free on Board), were 14% in relation to the preceding year. The appreciation of the real in relation to US Dollars resulted in price decline in terms of Reals and an overall reduction in export revenues also in local currency terms.

BRF – BRASIL FOODS S.A.

Dairy Products - The scenario of weaker international demand restricted sales volume on the overseas market with shipments recording a year-on-year decline of 28%. In the fourth quarter, volumes were 24.9% down, albeit with export revenues 11.2% higher. The Company is shortly to expand its unit in Argentina – a cheese manufacturer – to make it self-sustainable and to source of value-added exports. Argentina offers a stable supply of quality and competitively priced raw materials in addition to enjoying sanitary agreements with European countries making exports to these markets a feasible proposition.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the foreign market.

Europe – The crisis in some countries – Greece, Ireland, Portugal and Spain – weakened the domestic economy and causing considerable instability throughout the year. Operations benefited from the pressure on international quotations for the principal grains (corn and soybeans), permitting an increase in prices to the European market. Expansion at Plusfood was instrumental in BRF enhancing its penetration in the region and the doubling of capacity at the Dutch unit is expected by mid- 2011. Production will be sold to such countries as Spain, Germany, Austria and Poland.

Middle East – These markets were severely pressured in the first half of last year due to high product inventory. Importers remained cautious, but resumed business in the second half. The Middle East continues to be BRF’s principal overseas market. Among the countries where there is major potential are Iraq, Jordan and Iran. In 2010, 15 new products under the Sadia brand name were launched in the region, a trend which is expected to increase in 2011.

Far East – The Japanese market reported an improvement in the prices for imported products with consumption remaining steady. In China, demand for BRF’s products continued strong especially following the opening of the Company’s office in the financial hub of Shanghai. BRF plans to leverage its business on the major growth potential presented by the Chinese market.

Eurasia – Demand from countries in the region remained strong both for poultry meat and pork products, resulting in higher prices and volumes.

Africa, Americas and other countries – There was an increase in the African market, especially for processed products with an improvement in volumes and prices. The region presents major growth potential for BRF’s products, more notably in countries such as Algeria, Tunisia, Egypt and Morocco, Mozambique, South Africa and Namibia as well as Angola.

With a proprietary distribution system in Argentina, Uruguay, Chile and Peru, sales to the region have been particularly strong for a new line of specialty ham products in Argentina and Uruguay, and Qualy light margarine in Chile.

Internationalization Project - BRF is structuring its Long-Term Internationalization Project focused on its international footprint for products with higher added value and distribution in its main operating regions.

Cost of Sales - For the year as a whole, cost of sales was 1.4% higher on a comparative pro-forma basis and 33.2% up on a Corporate Law basis, although also registering gains in the light of stronger proportional growth in net sales vis a vis cost of sales.

Costs of sales were 11.9% higher in 4Q10, the increase being proportionally less than sales revenue. This permitted a gain in gross margin despite the cost pressure from the principal raw materials – breeding stock, corn and soybeans - due to the highly volatile scenario for these commodities.

BRF – BRASIL FOODS S.A.

Taking into account Company performance in 4Q09 – this already a result of synergies arising from the integration of supplies and services – BRF reported a gain of 550 basis points, the cost of sales/net sales ratio increasing from 76.8% to 71.3%.

Gross Profit and Gross Margin – Gross Profits amounted to R$ 1.8 billion, an increase of 49.5% with a gross margin of 28.7 against 23.2%, driven by the growth in sales and the reduction in production costs in 4Q10 compared with 4Q09. For the accumulated period, Gross Profits amounted to R$ 5.7 billion – 35.8% higher on a pro-forma basis and 80.4% higher on a CL basis, reflecting a gradual and consistent recovery in performance.

Operating Expenses – The increase for this item was also proportionally less than that of sales for the quarter although 9.4% higher but taking into account expenses relating to investments in marketing, improvements to the IT system and disbursements with respect to consultancy work on the integration process and  new executive hires. As a result, the operating expenses/net sales ratio improved from 18.2% to 16.5%, a gain of 170 basis points in the quarter.

Consequently, operating expenses totaled R$ 3.9 billion in the year, 11.2% higher on pro-forma basis and 37.7% up on a Corporate Law basis.

Operating Income and Margin – Operating profit before other results, equity income and financial expenses was R$ 781.1 million, a significant gain of 197.8% on the back of the strong business performance, with an operating margin 730 basis points higher – increasing from 4.9% to 12.2% for the comparative quarters 4Q09/4Q10. The Company also posted a quarter-on-quarter gain of R$ 356 million in operating income. For the accumulated annual period there was a 6.4 percentage points gain in operating margin (pro-forma basis) reflecting the expected and gradual post-crisis recovery in the results, 396.3% up in Corporate Law terms, and with a nominal 378% pro-forma growth reaching R$ 1.8 billion in the operating result for the year.

Financial Results – BRF reported a reduction in the average cost of debt as well as a longer average debt maturity profile thanks to the financial discipline adopted in the debt restructuring plan. Significant reductions in net currency exposure have been possible thanks to the use of non-derivative instruments (currency denominated debt) for foreign exchange protection in line with hedge accounting standards. This has been responsible for major benefits from matching currency liability flows with export shipments. As a consequence of this process there has been a reduction in the volatility of financial expenses on a monthly basis.

Net debt for December 31 2010 was 13.3% less than reported in 2009, supported by operating results despite investments in capex, marketing and for synergy projects.

Net debt/EBITDA ratio fell to 1.38 times from 3.6 due to the improvement in cash generation posted in the year and the equilibrium between the Company’s net debt and operations. Consolidated currency exposure was US$ 76 million (asset position), contemplating the implemented hedge accounting policy, against US$ 1.1 billion (liability position) for the preceding year.

Net financial expenses in the quarter were R$ 152.5 million against a net financial expense of R$ 27.5 million in 4Q09. The result for the previous year was impacted by the positive effect of foreign exchange rate variation on the net currency exposure. On a pro-forma basis for the year, financial expenses amounted to R$ 483.1 million against R$ 617.3 million in financial income, principally due to the positive foreign exchange rate effect on net currency exposure throughout 2009. Meanwhile on Corporate Law basis, financial income accumulated R$ 262.5 million in 2009 due to the incorporation of Sadia’s results in July 2009.

The restructuring of the Sadia subsidiary’s debt was secured with the funds raised from a primary share issue totaling R$ 5.3 billion in July 2009. Of this amount, a total of R$ 3.5 billion was transferred to Sadia in 2009 via an Advance for Future Capital Increases (AFAC) and an intercompany loan, for anticipating payments, and thus reducing short term bank borrowings. A further R$1.2 billion was transferred during 2010.

BRF – BRASIL FOODS S.A.

On January 21 2010, BRF issued (10) ten-year bonds totaling US$750 million (bonds), maturing January 28 2020 and a coupon (interest) of 7.250% per annum (yield to maturity 7.375%), which shall fall due and be payable in semi-annual payments as from July 28 2010. This operation increased average debt maturity by one year.

Other Operating Results – In 4Q10, other operating results totaled R$222.6 million, 24.7% higher, and accumulating R$ 393.9 million for the year, 41.2% higher on a pro-forma basis and 30.1% up on a CL basis. This item largely reflects the costs of idle capacity – due to the pre-operational phase of the new industrial units in: Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Income tax and social contribution for the quarter was R$ 47.7 million against R$ 34.7 million in 4Q09, considering the appropriation of interest on shareholders’ equity declared for the final quarter of 2010. In the year, income tax and social contribution totaled R$196.5 million – 49.5% higher on a pro-forma basis, 120.2% higher in Corporate Law terms, due to the negative result recorded by Sadia in that period and the effects of the results from wholly owned overseas subsidiaries due to the currency translation impact.

Net Income and Net Margin – BRF posted a net income of R$ 360.2 million in the quarter on a net margin of 5.6%, a significant increase of 520 basis points a year on year improvement of 1,537.2%.  The improvement in net result reflects the better operating performance in the quarter. For the full year, net income reached R$ 804.1 million, a 125% increase on a pro-forma basis and 215.3% up on a CL basis based on the adjusted result of R$255 million reported for 2009 (including an additional R$ 132 million  reflecting the incorporation of Perdigão Agroindustrial in 1H09).

EBITDA – EBITDA reached R$ 959.1 million during 4Q10, registering a gain of 167.2% compared with 4Q09 and reflecting the Company’s consistent and the gradual improvements already incorporated in management forecasts. EBITDA margin was 15% against 6.8% (a significant gain of 820 basis points), with an additional gain of R$ 341.7 million in the quarter compared to 3Q10.

Operating cash generation for 2010 as measured by EBITDA (operating income before expenses, taxes and depreciation) was R$ 2.6 billion, 123.1% better than the same period in 2009 on a pro-forma basis and 202.6% on a Corporate Law basis. Principal factors contributing to this increase were: the larger volume of processed products sold in the domestic market, a gradual recovery seen in some important export markets, the reduction in production costs and commercial expenses and the synergies from the merging of processes already authorized by CADE such as in export business and the domestic market for in natura meat and the acquisition of some raw materials and services.

Comments on the performance of the results for the fiscal year ending December 31 2009 compared with December 31 2008.

Net Sales –

Net Sales – Net sales for the year were R$ 15.9 billion, 39.6% higher, reflecting the consolidation of Sadia’ results, while registering a decline of 5.4% on a pro-forma basis due to the conditions of markets to which the Company sells.

In pro-forma terms, the domestic market reported net sales of R$ 12.2 billion with growth of 3.7%, representing 58.1% of the total net sales. On the other hand, sales to the export market recorded a share of 41.9% of net sales, equivalent to R$ 8.8 billion, and 15.6% down for the year, reflecting the complexity of the situation in importing markets with the onset of the adverse scenario.

BRF – BRASIL FOODS S.A.

Domestic Market:

The domestic market reflected the pressure generated by the diversion of commodity-type products from the export to the domestic market due to the unsettled international scenario. The Brazilian market also experienced demand for lower priced items with continued robust sales of durable goods, in turn inhibiting more vigorous growth in the food sector.

	Net Sales			Sales Volumes			Average Prices
	2009	2008	Var.%	2009	2008	Var.%	2009	2008	Var.%
	(R$ million)			(thousand tons)			(inR$)
Poultry	565.1	414.9	36.2	160.6	125.9	27.5	3.52	3.29	6.8
Pork/beef	376.3	155.2	142.5	85.6	38.6	121.5	4.40	4.02	9.5
Milk(1)	1,444.9	1,475.7	(2.1)	798.7	880.1	(9.3)	1.81	1.68	7.9 Processed
Products (2)	6,557.0	3,997.5	64.0	1,502.4	1,004.4	49.8	4.36	3.98	9.7
Others	426.6	380.5	12.1	268.0	218.6	22.6	1.59	1.74	(8.6)
Total	9,369.9	6,423.8	45.9	2,815.2	2,267.7	24.1	3.33	2.83	17.5

(1) Fluid milk and powdered milk.

(2) Includes processed meats, other processed products (lasagna, pizzas, cheese bread) and dairy products.

Meats – Sales revenue and volume were respectively, 75,8% and 57.4% higher including revenue from Sadia and on a pro-forma basis, 8.1% higher in terms of revenues, a 2.3% growth in volumes and a 5.8% increase in average prices. Market performance was adversely affected by the following principal factors: redirection of in-natura volume from exports to the domestic market, with the resulting difficulty in passing prices on to processed products; the repositioning of brands such as Avipal and Batavo, with a focus on returns; and a reduction in frozen product volumes due to the accident at the Rio Verde unit. On the other hand, the fourth quarter benefited from the year-end holiday period campaign which helped lift results.

Dairy Products – Dairy product volume was off by 10.5% with sales revenue down by 6.9% but providing the opportunity to increase prices by 4.1% and more effective management of the in natura milk business with an improvement in results, especially  grocery store products.

Other processed products – Other processed products posted sales revenue and volumes 129% and 140% respectively higher on the basis of the corporate law criterion and 8.7% and 7.0% higher respectively, in revenues and volumes, if the periods are compared on a pro-forma basis. The other processed products segment posted a good performance on the back of sales from the portfolio which includes: pastas, pizzas, margarines, snacks, frozen vegetables, cheese bread, among others.

Export Market:

Exports reached R$6.5 billion, a 31.5% growth over the same period in 2008. Viewed from a pro-forma standpoint, export revenues were off year on year by 15.6%.  The principal factors impacting export performance were: an accentuated decline in prices and volumes reflecting the adverse scenario and weak demand in the selected markets; the sudden appreciation of the Real against the US Dollar between March and September; pressure from higher production chain costs and expenses due to instability in the markets together with high inventory and falling prices; and the disorganized increase in the offer of commodity-type products on the part of competitors.

During the year, average prices in FOB - Free on Board US dollars fell by about 16%, while the average appreciation in the foreign exchange rate in the same period was approximately 9%, reflected in a significant reduction of sales revenue in Reais. These factors, together with a fall in volumes and an increase in costs/expenses, undermined performance in this market.

BRF – BRASIL FOODS S.A.

	Net Sales			Sales Volumes			Average Prices
	2009	2008	Var.%	2009	2008	Var.%	2009	2008	Var.%
	(R$ million)			(thousand tons)			(in R$)
Poultry	4,161.5	3,000.1	38.7	1,154.8	767.0	50.6	3.60	3.91	(7.9)
Pork/Beef	1,025.0	817.3	25.4	222.8	142.2	56.7	4.60	5.75	(20.0)
Milk(1)	12.4	106.8	(89.3)	2.1	12.7	(83.5)	5.88	8.41	(30.0) Processed
Products(2)	1,337.0	1,045.0	25.2	265.6	191.8	34.0	5.09	5.45	(6.6)
Total	6,535.8	4,969.2	31.5	1,645.4	1,113.7	47.7	3.97	4.46	(11.0)

Meats – The Company reported meat volumes and sales revenue 48.1% and 33.3% higher, respectively. In pro-forma terms, there was a decline of 13.4% in sales revenue and 5.5% in volume during the year, with average prices in Reais 8.3% less due to the fall in dollar denominated prices with no offsetting adjustment in foreign exchange rates. Additionally, average costs and expenses increased reflecting in sharply narrower export margins.

Dairy Products – We recorded a significant reduction in shipped dairy product volumes of 75.0% and in sales revenue, 82.7%. Weaker international demand and high inventory build-up in other producing regions such as New Zealand combined with the currency translation effect, depressed average prices by 31%, forcing the Company to revise planned export volumes with a subsequent partial transfer of production to the domestic market.

The Company reported the following performance in its leading markets during the year: Europe – The European economy still reflects the impacts from the financial scenario. Negative margins in this market during the year were a result of weak demand for meats, most notably processed products and turkey meat, and from high inventory sustained by local production. Middle East – This market suffered from the more serious effects early in the year. While there was a subsequent recovery, this was accompanied by price and volume volatility due to excessive supplies of griller chicken. Far East – The year also proved to be an extremely difficult one with various key markets such as China, Japan and Singapore being seriously affected. The Japanese economy remained lackluster. China increased local output in order to reduce excessive overdependence on the USA. Beef and pork prices reported a serious slump, this also having a knock on affect on chicken meat prices. Eurasia – This has been yet another market which has been hit hard by the adverse scenario, also producing negative margins, particularly in the case of sales to the Russian market, an economy which was severely affected by adverse conditions in the global economy. Besides that, the Brazilian quotas were reduced. Africa, Americas and Other Countries – Increased business in this market was supported principally by demand from South Africa, Angola and Venezuela.

Costs of Sales – The increase in the cost of sales of 42.1% in the year, proportionally greater than sales revenue, contributed to the squeeze on margins compared with 2008.  The cost of sales totaled R$ 12.3 billion, corresponding to 77.1% of net operating revenue against 75.8% in the preceding year. On a pro-forma basis, the cost of sales fell 1.8%, although sales revenue posted a fall of 5.4%, thus also contributing to narrower margins when earnings are expressed in this format.

The increase in annual costs particularly reflects the fixed structure of the production chain without the expected compensating growth in volumes and prices. In addition, the rise in costs of sales reflected the following principal factors: a 20% cut in production for export in the first quarter; idle capacity along the production chain due to new industrial plants at a pre-operational phase; the redirection of production from the Rio Verde (GO) plant to other industrial units due to the accident which partially affected operations at this industrial complex.

Gross Profit and Gross Margin – In the light of the negative results for the Company’s business in export markets and the affect of this on domestic market business, gross profit amounted to R$ 3.6 billion, 31.8% higher, if Sadia’s results are factored in. Gross margin was 22.9% against 24.2% in 2008, a decline of 15.8%, on a margin of 22.6% against 25.4% on a pro-forma comparison basis and equivalent to R$ 4.7 billion of gross profit.

BRF – BRASIL FOODS S.A.

Operating Expenses – The impact of lower market performance was also reflected in higher operating expenses, relative to the fixed structure of the production chain and the increases reported in distribution, freight, warehousing and investments in marketing campaigns. As a result, operating expenses rose 60.2% during the year, a 3.6% increase in pro-forma terms, more especially due to growth in commercial expenses which contributed to the reduction in operating margins for the year. Administrative expenses represent the structures of the two companies which are to be maintained independent of one another.

Operating Income and Margin – Operating income before financial expenses was R$ 350.1 million, equivalent to a 2.2% operating margin as opposed to 6.2% in the preceding year. This same item was 71.4% lower using pro-forma figures as a comparative base, reaching R$ 416.3 million, and representing a 2.0% operating margin against 6.6% recorded in the preceding year.  These results correspond to the weak performance resulting from the effects of the economic situation and foreign exchange volatility on exports, as well as reduced volumes registered in some markets and an increase in production costs and commercial expenses as already commented above.

Financial Results – During the year, we posted a net financial income of R$ 241.2 million, due to the appreciation of the Real against the US Dollar and financial investments resulting from funds raised through the primary share offering. In pro-forma terms, financial income for the year was R$ 587.7 million against a financial expense of R$ 4.5 billion due to the cost of Sadia’s derivative instruments and a currency situation which was the opposite of the one prevailing in 2009.

Net debt increased 14.4% compared with December 31 2008, while on a comparative pro-forma basis, outstanding debt was offset against the drawdown of funds resulting from the primary share offering which raised a total R$ 5.3 billion. Of this amount, R$ 2.2 billion was injected into Sadia in order to liquidate expensive short-term debt. The net debt/EBITDA ratio was 3.2 times due to lower cash generation in the year, in spite of an adequate level of net debt. Consolidated currency exposure was US$ 1.1 billion, and within the parameters established by Company policy.

On January 21 2010, a subsidiary of the Company, BFF International Ltd., issued ten-year bonds for a total value of US$750 million maturing on January 28 2020 with a coupon of 7.250% per year (yield to maturity 7.375%) which becomes due and payable semiannually  as from July 28 2010. The funds raised from the offering will be allocated to the lengthening of the debt maturity profile and for corporate requirements in general.

Other Operating Results – relates to the cost of idle capacity – in particular the result of new plants still at a pre-operational phase.

Income Tax and Social Contribution – with the incorporation of Perdigão Agroindustrial S.A., a total of R$ 132 million of existing tax losses carried forward and the negative base for calculation of the social contribution of this company were recognized by BRF during the year. As a result, the income tax and social contribution item reported a negative R$ 65.2 million against a positive R$ 255.3 million for 2008 – arising from goodwill on incorporations. Positive financial results also contributed to the increased appropriation of this tax. From a pro-forma point of view, income tax was a negative R$ 367.3 million against a positive R$ 972.9 million, taking into account the incorporation of a subsidiary in 2009 and goodwill from the incorporation of acquisitions, and the negative financial result generated by Sadia in 2008.

BRF – BRASIL FOODS S.A.

Net Income and Net Margin – Consolidated adjusted net income totaled R$ 252.5 million and the net income excluding the adjustment for the incorporation of the Agroindustrial subsidiary totaled R$ 120.4 million against R$ 54.4 million reported in 2008. These contrasting results reflect the impact of the adverse international market and the benefits of the financial gain due to the appreciation of the Real against the US dollar on our outstanding currency position.

Viewed from the pro-forma standpoint, the Company posted a net income of R$ 227.6 million against a loss of R$ 2.4 billion in the preceding year – reflecting the financial loss on derivative instruments recorded in Sadia’s balance sheet. If the fiscal loss on the incorporation of Perdigão Agroindustrial is excluded, then the accumulated net income for 2009 would be R$ 360 million.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

The variations mentioned in this report are comparisons between year 2010 (January- December) in relation to 2009. Sadia’s results have been consolidated as from July 2009. For a better understanding of the businesses, the variations are compared in numbers according to the Brazilian Corporate Law – (CL) IFRS and on a pro-forma basis, as specified, for comparative accumulative results and also incorporate IFRS criteria. The results for 2H10 compared with 2H09 already fully reflect the consolidation of results for BRF  and Sadia in the light of the consolidation process concluded in July 2009.

Net Sales

Our net sales increased 71.8% to R$11,393.0 million in 2008 from R$6,633.4 million in 2007. Our net sales increased in both the domestic and the export markets, primarily as a result of (1) a 45.8% increase in sales volumes of meat products (poultry, pork and beef), including through organic growth and the consolidation of Eleva following its acquisition in 2008, (2) a 739.1% increase in net sales of milk due to the acquisition of Eleva, (3) a 25.9% increase in volumes of processed products mainly due to increases in net sales of specialty and frozen meat products, which increased 14.3%, and of dairy processed products, which increased 66.6%, due in large part to the Eleva acquisition. These results, however, should be considered in the light of diminishing export volumes due to the flooding and damage to port infrastructure in the State of Santa Catarina and an abrupt slide in average selling prices in the international market, in each case in the fourth quarter of 2008.

Domestic net sales increased 84.5% to R$6.4 billion in 2008 from R$3.5 billion in 2007, reflecting increases in prices and shifts in mix toward higher value-added products. Exports net sales increased 57.7% to R$5.0 billion in 2008 from R$3.1 billion in 2007, as a result of a 34.8% increase in sales volumes, mainly in processed food products.

Our strategy of increasing our focus on products with higher profit margins contributed to the increase in net sales. Net sales from processed food products, however, decreased as a percentage of net sales, to 44.3% from 54.5%, mainly due to the greater exposure to poultry, pork and milk commodity products, particularly due to the consolidation of Eleva and Cotochés after the acquisitions of those companies.

Domestic Market

Net sales from our domestic market increased 84.5% to R$6,423.8 million in 2008 from R$3,482.4 million in 2007 as a result of favorable performance our meat businesses, dairy products and other processed food products.

Poultry - Domestic net sales from poultry products increased 132.6% to R$414.9 million in 2008 from R$178.4 in 2007, mainly due to a 164.6% increase in sales volumes, which were partially offset by a 12.1% decrease in average selling prices.

BRF – BRASIL FOODS S.A.

Pork and beef - Domestic net sales of pork and beef cuts increased 195.1% to R$155.2 million in 2008 from R$52.6 million in 2007, mainly due to an 187.4% increase in sales volumes and a 2.7% increase in average selling prices.

Milk - Milk includes long life (UHT), pasteurized and powdered milk. Domestic net sales of milk increased 682.3% to R$1.5 billion in 2008 from R$188.6 million in 2007, mainly as a result of a 590.1% increase in sales volume due to the acquisition of the Eleva and Cotochés businesses in 2008. The absorption of such a large increase in milk production capacity occurred in a particularly difficult economic environment, especially in the UHT milk business, where we made a significant third quarter adjustment in view of growth in supplies of this product in the market set against stagnating demand that contributed to a sharp decline in retail prices. Oversupply and low prices also characterized the powdered milk market due to burgeoning world production. We undertook a review of fluid milk volumes and an adjustment in production costs to reestablish adequate margins for this business, which positively affected our results for the final quarter of the year.

Processed foods - Domestic net sales from processed foods increased 40.3% to R$4.0 billion in 2008 from R$2.8 billion in 2007, mainly due to a 25.9% increase in sales volumes as a result of 11.3% growth in sales volumes of meat processed products and a 64.5% increase in sales volumes of dairy processed products because of the acquisitions carried out in 2008. In addition, average selling prices of processed food products increased 11.4% in 2008 compared to 2007.

Other - Other includes pastas, pizzas, margarines, frozen vegetables, cheese bread and the soybean-based vegetarian line, among others. Domestic net sales from other products increased 78.1% to R$380.5 million in 2008 from R$213.6 million in 2007 as a result of a 18.5% increase in sales volumes due to (1) the inclusion of margarines in our results of operations starting in August 2007 and (2) a 50.3% increase in average selling prices.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

	Net Sales			Sales Volumes			Average Selling Prices
	2008	2007	Change	2008	2007	Change	2008	2007	Change
Domestic Market	(in millions of Reais)		(%)	(thousand tons)		(%)	(in Reais per kg)		(%)
Poultry	414.9	178.4	132.6	125.9	47.6	164.6	3.29	3.75	(12.1)
Pork /Beef	155.2	52.6	195.1	38.6	13.4	187.4	4.02	3.91	2.7
Milk (1)	1,475.7	188.6	682.3	880.1	127.5	590.1	1.68	1.48	13.4
Processed foods (2)	3,997.5	2,849.1	40.3	1,004.4	797.7	25.9	3.98	3.57	11.4
Other	380.5	213.6	78.1	218.6	184.6	18.5	1.74	1.16	50.3
Total	6,423.8	3,482.3	84.5	2,267.7	1,170.8	93.7	2.83	2.97	(4.8)

____________

(1)  Fluid and powder milk.

(2)  Includes processed meat, other processed products (lasagnas, pizzas, cheese bread) and dairy processed products.

Export Markets

Net sales from export markets increased 57.7% to R$4,969.2 million in 2008 from R$3,151.0 million in 2007, mainly due to a 34.8% increase in sales volumes and a 17.0% increase in average selling prices.

Poultry - Export net sales from poultry products increased 61.5% to R$ 3,000.1 million in 2008 from R$1,858.2 million in 2007, mainly due to a 38.2% increase in sales volumes and a 16.9% growth in average selling prices as a result of an increase in demand in our primary export markets in the first three quarters of the year, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years, before the decrease in average selling prices that occurred in the fourth quarter as a result of the continuing global economic recession.

BRF – BRASIL FOODS S.A.

Pork and beef - Export net sales of pork and beef products increased 54.7% to R$817.3 million from R$528.4 million in 2007, mainly due to a 18.1% increase in sales volumes and a 31.0% increase in average selling prices, reflecting solid demand in our primary export markets in the first three quarters of the year, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years, before the decrease in average selling prices that occurred in the fourth quarter as a result of the continuing global economic recession.

Processed food products - Export net sales of processed food products increased 36.7% to R$1,045.0 million in 2008 from R$764.4 million in 2007, mainly due to a 27.4% increase in sales volumes and 7.3% increase in average selling prices. Export net sales from dairy products increased to R$127.8 million, mainly due to increases in sales volumes that resulted from the acquisition of Eleva and Cotochés.

We increased average selling prices during 2008 in order to partially offset narrower margins caused by significant increases in raw material costs. Our average FOB (Free on Board) U.S. dollar selling prices increased an average of 24.7% compared with 2007.

However, poor economic conditions and other adverse events in the fourth quarter were responsible for undermining our efforts to improve our profit margin, mainly due to (1) an accentuated fall in international average selling prices during the last quarter of 2008 of 15.2% in U.S. dollar-FOB terms compared with the third quarter, a reflection of destocking by importers due to the difficulty in raising working capital; and (2) flooding and damage to port infrastructure in the State of Santa Catarina, with an immediate need to transfer export activities from the ports of Navegantes and Itajaí to those of São Francisco, Paranaguá and Rio Grande, and resulting in reduced shipments in November, the backlog of which had still not been completely cleared by the end of 2008.

In real terms, average selling prices of meats increased approximately 15.7% in 2008 as a whole compared to 2007, taking into account a foreign exchange variation of 32% in the period.

	Net Sales			Sales Volumes			Average Selling Prices
	2008	2007	Change	2008	2007	Change	2008	2007	Change
Export Markets	(in millions of Reais)		(%)	(thousand tons)		(%)	(in Reais per kg)		(%)
Poultry	3,000.1	1,858.2	61.5	767.0	555.2	38.2	3.91	3.35	16.9
Pork /Beef	817.3	528.4	54.7	142.2	120.4	18.1	5.75	4.39	31.0
Milk(1)	106.8	—	—	12.7	—	—	8.41	—	—
Processed foods(2)	1,045.0	764.4	36.7	191.8	150.6	27.4	5.45	5.08	7.3
Other	—	—	—	—	—	—	—	—	—
Total	4,969.2	3,151.0	57.7	1,113.7	826.2	34.8	4.46	3.81	17.0

____________

(1)  Fluid and powder milk.

(2)  Includes processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.

We reported the following performance in our main overseas markets:

BRF – BRASIL FOODS S.A.

Europe - Net sales increased 18.1% from 2007 to 2008 and sales volumes increased 5.2% in the same period, mainly due to the acquisition of Plusfood in January 2008 and the consolidation of its results of operations in our financial statements as of the first quarter of 2008. However, demand for imported frozen products in the European market declined, as supplies of chilled products increased as a result of increases in local production.

Middle East - Net sales increased 79.0% from 2007 to 2008 and sales volumes increased 50.1% during the same period, mainly due to increases in sales volumes to various countries in the region. We believe we were also able to achieve greater market share in this market due to increased production capacity following the acquisition of Eleva and further tailoring of production to customer requirements.

Far East - Net sales increased 45.4% from 2007 to 2008 and sales volumes increased 16.8% in the same period, mainly due to increased demand from the Japanese market, which was partially offset by reduced imports of cooked items by China. China reopened for chicken imports from Brazil in the third quarter of 2008, but Chinese authorities did not begin issuing the necessary import licenses to Chinese importers in 2008.

Eurasia - Net sales increased 46.8% from 2007 to 2008 and sales volumes increased 4.9% during the same period, mainly due to increased pork and beef exports, especially to the Russian market, which showed increased demand for meats through September 2008 and higher average selling prices ahead of the winter and the holiday season.

Africa, the Americas and Other Countries - Net sales increased 227.6% from 2007 to 2008 and sales volumes increased 145.6% during the same period, mainly due to increased sales of whole chicken and other meat products, mainly beef, together with an improvement in product mix. Sales to Angola, Egypt, Mozambique, Uruguay and Venezuela posted the greatest increases.

Cost of Sales

Cost of sales increased 81.4% to R$8,634.2 million in 2008 from R$4,760.1 million in 2007. As a percentage of net sales, cost of sales increased to 75.8% of net sales in 2008 as opposed to 71.8% in 2007, mainly due to significant increases in the price of our principal raw materials (corn, soybean meal, milk and beef), which more than offset the increases in net sales explained above. In addition, other production costs involving secondary materials, packaging, freight and labor - principally a reflection of collective bargaining agreements - contributed to the increase in cost of sales as a percentage of net sales.

Corn and soy bean prices significantly increased in the first half of 2008, translating into higher production costs through the end of the third quarter of 2008. In addition, we faced a sharp currency devaluation in the fourth quarter of 2008. On the other hand, the effects of commodity price increases on our cost of sales has gradually become somewhat less significant as a share of our total costs as we have grown the processed foods part of our business.

The price of milk, another important raw material included in overall dairy product costs, fell 1.8% during 2008 compared with 2007, and 7.3% between the third and fourth quarters of 2008, partially adjusting prices of acquisition from the farms, which had been above normal levels due to greater demand from producers, especially those in the long-life milk (UHT) business. However, the average price of milk paid to producers increased significantly through September, compressing margins of fluid milk products.

Gross Profit and Gross Margin

Our gross profit increased 47.3% to R$2,758.9 million in 2008 from R$1,873.3 million in 2007. Our gross margin was 24.2% in 2008, compared to 28.2% in 2007, due to increases in cost of sales as a percentage of net sales explained above.

BRF – BRASIL FOODS S.A.

Operating Expenses

Operating expenses increased 49.7% to R$2,050.4 million in 2008 from R$1,369.4 million in 2007. As a percentage of net sales, operating expenses were 18.0% in 2008, compared to 20.6% in 2007. This relative decrease of operating expenses as a percentage of net sales occurred primarily due to a relative reduction of commercial expenses, even though operating expenses increased in absolute terms as a result of costs of freight, warehousing and port charges. The effect of these expenses intensified in the last quarter due to the flooding at the ports of Itajaí and Navegantes in the State of Santa Catarina and the damage to port infrastructure. This required us to divert all our exports in the region to three other ports: Rio Grande, Rio Grande do Sul, Paranaguá, Paraná and São Francisco, Santa Catarina, incurring additional costs.

Operating Income Before Financial Expenses and Other

Our operating income before financial expenses and other increased 40.6% to 708.5 million in 2008 from R$503.9 million in 2007. Amortization of goodwill relating to acquisitions represented R$153.0 million, or 58.4%, of the total amount of R$261.9 million recorded under other operating expenses.

Financial Expenses, Net

Our net financial expenses, net increased 498.0% to R$630.3 million in 2008 from R$105.4 million in 2007, primarily as a result of an approximately 32% devaluation of the real against the U.S. dollar (comparing closing rates for 2007 and 2008). As a result of such devaluation of the real against the U.S. dollar, we recognized a non-cash translation effect on our financial expenses of R$416.0 million for 2008. These financial expenses arising from the exchange rate effect are gradually offset as export shipments proceed.

Income Tax and Social Contribution

Income tax and social contribution was a benefit of R$255.3 million in 2008, compared to a provision of R$32.1 million in 2007, primarily due to an amount amortized in fiscal year 2008 attributable to goodwill from acquisitions, the currency translation effect of devaluation on our financial expenses and deductions of interest on shareholders’ equity.

Net Income

Net income decreased 83.1% to R$54.4 million in 2008 from R$321.3 million in 2007 for the reasons set forth above.

Item 10.3. Events with significant effects occurred and expected in the financial statements

As a result of business combination with Sadia held on July 07, 2009 and the adoption of international accounting standards (“IFRS”), the Company remeasure the effects of the business combination in its consolidated and individual financial statements, including assigning of a new amount to goodwill in the transaction, as follows:

BRF – BRASIL FOODS S.A.

Number of shares exchanged on July 8, 2009	37,637,557
Number of shares exchanged on August 18, 2009	59,390,963
Total stock	97,028,520

Quoted BRF stock on July 8, 2009	40
Cost of acquisition at fair value	3,881,141
Net assets acquired at fair value	(2,587,323)

Goodwill based on expectation of future profitability	1,293,818

The net assets measured at fair value are presented below:

	Net assets acquired	Adjustment CVM Deliberation		Net assets acquired at fair value
	07.08.09	No.580/09
Cash equivalents	1,759,726	-		1,759,726
Trade accounts receivable and other receivables	609,823	-		609,823
Inventories	1,192,981	897	(a)	1,193,878
Biological assets	465,630	-		465,630
Others	546,625	-		546,625
Total current assets	4,574,786	897		4,575,683

Long-term assets	1,421,216	1,155,771	(g)	2,576,987
Biological assets	221,449	-		221,449
Investments	14,716	-		14,716
Property, plant and equipment	4,034,701	2,057,092	(b)	6,091,793
Intangible	58,589	1,393,000	(c)	1,451,589
Total non-current assets	5,750,671	4,605,863		10,356,534

Total assets	10,325,457	4,606,760		14,932,217

Loans and financing	4,425,116	(34,530)	(d)	4,390,586
Trade accounts payable	889,313	-		889,313
Taxes and contribution	80,026	-		80,026
Dividends payable	830	-		830
Provisions	286,323	139,170	(e)	425,493
Others	391,731	-		391,731
Total current liabilities	6,073,339	104,640		6,177,979

Loans and financing	3,503,567	-		3,503,567
Provisions	337,187	630,258	(f)	967,445
Others	286,392	1,409,510	(g)	1,695,902
Total non-current liabilities	4,127,146	2,039,768		6,166,915

Shareholders’ equity	124,971	2,462,352	(h)	2,587,323

Total liabilities	10,325,457	4,606,760		14,932,217

The adjustments presented above were reflected in the BRF’s consolidated financial statements in the same accounting items and are related on:

(a)         Refers to the adjustment to the fair value of the inventories realized in full in year 2009 in the amount of R$897;

(b)         Refers to the adjustment to the fair value of the fixed assets according to an appraisal report prepared by an external expert, which is being realized by its economic useful life (see note 18). The accumulated depreciation of the fair value on December 31, 2010 corresponds to approximately R$87,565 (R$32,871 on December 31, 2009);

(c) Refers to the fair value of the brands whose useful lives are indefinite and to the fair value of assets of definite useful life, such as relationship with suppliers and patents. The realization of the fair value occurs by means of rates that vary from 25% to 48% per year. The accumulated amortization of the fair value of the intangibles with definite useful life on December 31, 2010 corresponds to approximately R$84,456 (R$28,152 on December 31, 2009);

BRF – BRASIL FOODS S.A.

(d)         Refers to the adjustment to the fair value of the loans and financing realized according to their maturity dates. The accumulated realization on December 31, 2010 corresponds to approximately R$5,320 (R$1,332 on December 31, 2009);

(e)         Refers to the fair value of the guarantees and accommodation papers granted by Sadia and deferred revenue of sales of rights on payroll realized according to the maturity dates. The accumulated realization on December 31, 2010 corresponds to approximately R$30,874 (R$15,821 on December 31, 2009);

(f)  Refers to the fair value of the contingent tax, civil and employment liabilities. The fair value of the contingent tax liabilities was determined, at first, based on the appraisal of external consultants, who attributed to these processes an average probability of loss. Then, the Management measured the contingencies considering the premises of the programs of fiscal recovery promoted from time to time by the State and Federal Governments, which is the amount that the counterparties would be willing to liquidate from the existing debts. On December 31, 2010, there was no balance of accumulated realization for such liabilities;

(g)         Refers to the effect of the deferred taxes on the adjustments (a) until (f) presented above and the effect of the deferred taxes on the difference between the accounting and tax goodwill; and

(h)         Refers to the corresponding entry of the adjustments (a) until (g) in the shareholders’ equity.

The remaining goodwill generated in the relation of exchange of shares with Sadia includes, in addition to the controlling goodwill, the future benefits expected from the synergy of the transactions of the companies.

Item 10.4. Executive boards comments on:

a. significant changes in accounting practices

As from December 31, 2007, the Brazilian agencies responsible for accounting matters started to regulate Brazilian accounting practices in order for them to conform to the IFRS. The convergence process occurred in two stages: (1) in 2008, with the issuance of accounting pronouncements CPC 01 to CPC 14, which were applied by the Company to its individual and consolidated financial statements as of December 31, 2008; and (2) in 2009, with the issuance of accounting pronouncements CPC 15 to CPC 41 and 43 (except for CPC 34 – not yet issued), besides ICPCs and OCPCs, all of which were approved and also adopted by CVM.

The new accounting practices provided for in technical pronouncements CPC 15 to CPC 41 and 43 were initially adopted by the Company in the fiscal year ended December 31, 2010, and retrospectively applied to all the periods presented for comparative purposes. The transition date adopted by the Company was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with the new accounting practices. Management understands that the pronouncements issued by CPC and approved by CVM conform to IFRS, below is a list of the new technical pronouncements adopted by the Company:

•          CPC 15 – Business Combinations, approved by CVM Deliberation No. 580/09 corresponding to IFRS 3;

•          CPC 16 (R1) – Inventories, approved by CVM Deliberation No. 575/09 corresponding to IAS 2;

•          CPC 20 – Borrowing Costs, approved by CVM Deliberation No. 577/09 corresponding to IAS 23;

BRF – BRASIL FOODS S.A.

•          CPC 21 – Interim Financial Reporting, approved by CVM Deliberation No. 581/09 corresponding to IAS 34 and IFRIC 20;

•          CPC 22 – Segment Reporting, approved by CVM Deliberation No. 582/09  corresponding to IFRS 8;

•          CPC 23 – Accounting policies, Changes in Accounting Estimates and Errors, approved by CVM Deliberation No. 592/09 corresponding to IAS 8;

•          CPC 26 – Presentation of Financial Statements, approved by CVM Deliberation No. 595/09 corresponding to IAS 21;

•          CPC 27 – Property, Plant and Equipment, approved by CVM Deliberation No. 583/09 corresponding to IAS 16;

•         CPC 29 – Biological Assets and Agricultural Products, approved by CVM Deliberation No. 596/09 corresponding to IAS 41;

•          CPC 32 – Income Taxes, approved by CVM Deliberation No. 599/09 corresponding to IAS 12 and SIC 21;

•          CPC 33 – Employee Benefits, approved by CVM Deliberation No. 600/09 corresponding to IAS 19 and IFRIC 14;

•          CPC 37 (R1) – First-time adoption of International Financial Reporting Standards (IFRS), approved by CVM Deliberation No. 609/09 corresponding to IAS 27;

•          CPC 41 – Earnings per Share, approved by CVM Deliberation No. 636/10 corresponding to IAS 33;

•          CPC 43 (R1) - First-time adoption of Technical Pronouncements 15 to 40, approved by CVM Deliberation No. 610/09;

•          ICPC 09 - Individual, Separate and Consolidated Financial Statements and Application of the Equity Method;

•          ICPC 10 – Clarifications on CPC 27 and CPC 28; and

•          ICPC 12 – Changes in Existing Decommissioning, Restoration and Similar Liabilities.

As a result of the convergence process, the Company, as of the transition date, applied certain voluntary exemptions provided for in the standards issued by CVM, as follows:

  Business combinations: the Company applied the exemption referring to business combinations, electing not to restate the business combinations carried out before the transition date. Goodwill calculated prior to the transition date was maintained and is subject to impairment testing every year.

  Use of deemed cost for property, plant and equipment: the Company elected not to measure property, plant and equipment at fair value as deemed cost taking into consideration that: (i) the cost method, net of a provision for losses, is the best method to value the Company’s PP&E; (ii) the Company’s PP&E is divided into well-defined classes of assets related to its operating activities; (iii) in 2009, the Company reviewed the estimated useful lives of its PP&E; and (iv) the Company has efficient controls over PP&E items that enable the identification of losses and changes in estimated useful lives.

  Actuarial gains and losses: the Company’s management recognized the actuarial gains and losses immediately through other comprehensive income, with immediate effect in the shareholders equity in the retained earnings. If an asset is determined in the end of the fiscal year and if this asset is above the asset ceiling, it will be recorded in shareholders equity through other comprehensive income at the transition date no asset was recognized by the Company.

BRF – BRASIL FOODS S.A.

The mandatory exemptions provided for in CVM standards were in accordance with the accounting practices previously adopted by the Company, and, therefore, had no impact on the consolidated and individual financial statements.

b. material effects of the changes in accounting practices

The amendments to the accounting practices applied in the preparation of the Company’s financial statements, previously disclosed, were as follows:

Reconciliation of shareholders’ equity
		Parent company		Consolidated
		12.31.10	01.01.09	12.31.10	01.01.09

Shareholders' equity disclosed according to prior accounting practices		13,164,164	4,137,626	13,134,650	4,110,618
Reversal of deferred assets	(a)	(133,541)	(11,653)	(201,940)	(172,052)
Other employees benefits	(b)	(105,962)	(84,225)	(112,243)	(84,225)
Transfer freight	(c)	(6,796)	-	(15,925)	(25,508)
Business combination	(d)	(5,098)	-	111,620	-
Effect of income taxes on the above adjustments	(e)	83,742	32,599	74,776	95,808
Effect of IFRSs/CPCs in interest in subsidiaries	(f)	23,943	(122,698)	-	-
Unrealized profit in sales to subsidiaries	(g)	(2,742)	(27,008)	-	-
Treasury shares	(h)	(26,772)	-	-	-
Shareholders' equity disclosed according to BR GAAP / IFRS		12,990,938	3,924,641	12,990,938	3,924,641

Reconciliation of income (loss) for the year

		12.31.09
		Parent Company	Consolidated

Net income disclosed according to prior accounting practices		96,161	120,427
Reversal of deferred assets	(a)	28,788	60,932
Other employees benefits	(b)	(14,746)	(21,027)
Transfer freight	(c)	(6,796)	9,583
Business combination	(d)	(44,002)	(22,901)
Effect of income taxes on the above adjustments	(e)	(2,464)	(23,999)
Effect of IFRSs/CPCs in interest in subsidiaries	(f)	41,808	-
Unrealized profit in sales to subsidiaries	(g)	24,266	-
Net income disclosed according to BR GAAP / IFRS		123,015	123,015

(a)   Deferred charges: upon first-time adoption of Law 11638/07, the Company’s Management elected to maintain the balance of deferred charges until its full realization, subject to analysis of its recovery pursuant to CVM Deliberation No. 527/07, subsequently amended by CVM Deliberation No. 639/10. In 2010, in order for BR GAAP to conform to IFRS, Management elected to change the accounting policy for deferred charges and wrote off the total balance against the retained earnings account of January 1, 2009, as presented in the table above. In the parent company financial statements this accounting practice was voluntarily adopted.

(b)   Other employee benefits: mainly comprised of benefits upon termination, such as medical plan, F.G.T.S. penalty, termination compensation and supplementary retirement plan, being mandatory the recognition of actuarial gains and losses directly in the specific account in the shareholders’ equity and cost of prior service recognized directly in the statement of income.

BRF – BRASIL FOODS S.A.

(c)    Transfer freight:  transfer freight expenditures, previously recorded as prepaid expenses, have been reclassified to inventories. The costs related to storage and distribution centers have been reclassified to the statement of income within selling expenses aiming to standardize accounting practices between the entities included in the consolidation in order to meet the requirements of CVM Deliberation No. 608/09.

(d)   Business combination: according to the previous accounting practice, goodwill represented the difference between the amount paid and the carrying amount attributed to the net assets acquired; however, pursuant to CVM Deliberation No. 580/09, goodwill should be the difference calculated between the net fair value of the assets acquired and liabilities assumed, including intangible assets, and, as a consequence, the business combination with Sadia, carried out on July 8, 2009, has been remeasured to comply with the prevailing legislation (refer to note 7).

(e)   Effect of deferred income tax and social contribution on the adjustments described in items (a) to (d) above.

(f)    Effect of equity method pick up of adjustments from (a) to (c) above.

(g)   Effect of unrealized profit and treasury shares in subsidiaries.

Additionally to the adjustments presented above and in order to attend the new accounting requirements, the Company’s management made some reclassification in the balance sheet and in the statement of income as presented below:

  Judicial deposits previously presented within the balance of provision for tax, civil and labor risks were reclassified to the non-current assets;
  The balance related to live animals for slaughtering previously classified as inventories was reclassified to the biological assets group in the current assets;

  The balance related to breeding animals previously classified in the property, plant and equipment group was reclassified to the biological assets group in the non-current assets;

  The balance related to derivatives transactions previously classified as loans and financing was reclassified to the other financial assets or liabilities;

  The assets available for sale previously classified in as other assets were reclassified to assets held for sale group;

  The non-controlling interest previously classified in a stand-alone group between liabilities and the shareholders’ equity was reclassified to the shareholders’ equity group; and

  For fiscal years presented for comparison purposes, the transaction related to assigned receivables in the domestic market made by the wholly-owned subsidiary Sadia ended on September 30, 2010, was reclassified from accounts receivable in current assets to loans and financing in current liabilities.

c. qualification and emphasis in the  auditor´s opinion

In the last three fiscal years the auditors issued unqualified opinion over the Company’s financial statements.

The financial statements for the year ended December 31, 2008 has an emphasis of matter paragraph related to the changes in accounting practices which arose from the issuance of Law No.11,638/07 and Provisional Act No.449/08.

BRF – BRASIL FOODS S.A.

The financial statements for the year ended December 31, 2009 has an emphasis of matter paragraph related to acquisition of Sadia. “As mentioned in note 7, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.”

The independent auditor’s report regarding to BRF’s individual financial statements, prepared according to new Brazilian accounting practices (“BR GAAP”) and the consolidated financial statements prepared according to international financial reporting standards (“IFRS”), related to year ended December 31, 2010, comparatives for years ended as of December 31, 2009 and January 01, 2009 were not unqualified, however, the independent auditor’s report has tow emphasis of matter paragraph, namely, as follows:

“As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of BRF - Brasil Foods S.A. these practices differ from the IFRS, applicable to a separate financial statements, only with respect to the measurements of investments in subsidiaries, associated companies and jointly controlled entities measured by the equity method, while for IFRS purposes these investments would be measured at cost or fair value.”

“As mentioned in note 7, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.”

Item 10.5. Critical accounting practices

The critical accounting practices adopted in the preparation of financial statement, are presented below:

Consolidation: includes the BRF’s financial statements and the financial statements of the directly and indirectly held subsidiaries where BRF has control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from negotiations between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated financial statements, the Company applied CVM Deliberation No. 534/08, which approved the technical pronouncement CPC 02, addressing the Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this Resolution, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency: the financial statements of each subsidiary included in the Company’s consolidated financial statements are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopt the real as their functional currency, except for the subsidiary Plusfood Groep B.V. and its subsidiaries, which adopt the Euro as their functional currency;

•         Investments: investments in affiliates are accounted for under the equity method. The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency - Euro

•            Assets and liabilities are translated at the exchange rate at the end of the period.

BRF – BRASIL FOODS S.A.

•            Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

•            The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’’ equity.

Functional currency – Brazilian reais

•            Non-monetary assets and liabilities are translated at the historical rate of the transaction.

•            Monetary assets and liabilities are translated at the exchange rate effective at the end of the period.

•       Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

•            The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

Pursuant to CVM Instruction No. 608/09, the subsidiary Sadia consolidated the financial statements of a foreign investment fund named Concórdia Foreign Investment Fund Class A. Sadia is the sole unit holder of this fund (exclusive fund). This investment fund has the specific purpose of centralizing the portfolio of investments abroad, outsourcing administrative functions.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated financial statements and are consistent with the practices adopted by the parent company. The financial statements of the subsidiaries have been prepared for the same reporting date as the parent company.

Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, Management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, should be allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquiree are attributed to these units.

Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions and for which individual financial information is available. The Company’s management identified two segments operations for disclosure, the domestic and the foreign markets, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent geographical sales areas, and, accordingly, information according to the characteristics of the products is also presented, based on their nature, as follows: meat and dairy, elaborated and processed products. Products of other nature were grouped as ‘other’, since they do not meet the quantitative parameters, nor do they have qualitative importance to the periods presented.

BRF – BRASIL FOODS S.A.

Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income.

Financial instruments: Financial assets and liabilities are classified based on the purpose for which they were acquired, and their classification is determined at the initial recognition of the financial instruments, being divided into the following categories: financial investments, loans, receivables, derivatives and other.

Financial investments are financial assets that comprise public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

• Trading securities: acquired for sale or repurchase in the short term, initially recorded at fair value plus its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

• Held to maturity: when the Company has the intention and financial ability to hold them up to maturity, the investments are recorded at cost, plus interest, inflation adjustment and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

• Available for sale: this category is for all the financial assets that do not classified any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income while the asset is not realized, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

Derivatives measured at fair value: these are derivatives actively traded on organized markets, and their fair value is determined based on the amounts quoted on the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within ‘Finance income or costs’ or ‘Cash flow hedge’, which are recorded in equity net of taxes.

Hedge transactions: derivatives used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and which: (i) are highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (ii) are supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure.  Their accounting follows CVM Deliberation No. 604/09, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item. The Company elected to apply this methodology to its hedge transactions that meet the criteria described above (refer to note 5.4).

BRF – BRASIL FOODS S.A.

Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of trade receivables, other rights, trade payables, social obligations and other long-term obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.33% per year. (6.13% per year as of December 31, 2009). The subsidiary Sadia calculated and recorded the adjustment to present value of trade receivables based on the rate used in each transaction, which corresponds to 4.5% per month, and for trade payables it used 100% of the Interbank Certificate of Deposit (CDI) that on December 31, 2010, corresponded to 9.75% a.a.

Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful receivables.

The Company adopts procedures and analyses to establish credit limits and substantially does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current at the same time an estimated loss on doubtful receivables is recorded (refer to note 10).

Inventories: are stated at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded directly as an expense for the year (refer to note 11).

Biological assets: pursuant to CVM Deliberation No. 596/09, agricultural activity is the management of the biological transformation of biological assets (living animals and/or plants) for sale, into agricultural produce, or additional biological assets.

The Company classifies living poultry and pigs as biological assets. The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to CVM Deliberation No. 596/09, biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In Management’s opinion, the fair value of biological assets is substantially represented by cost, mainly due to the short life span of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from the obtaining of fresh meat (raw material/ slaughter readiness). This opinion is supported by a fair value appraisal report prepared by an independent expert, which calculated an immaterial difference between the two methodologies. As a consequence, Management continued to record biological assets at cost.

BRF – BRASIL FOODS S.A.

Non-current assets held for sale: the assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management; accordingly, there is a firm commitment to find a purchaser and conclude the sale are readily available at a reasonable price and unlikely changes in the sell plan . These assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

Property, plant and equipment: stated at cost of acquisition or construction, less accumulated depreciation and impairment losses, when applicable. The costs of capitalized borrowings are recorded as an integral part of construction in progress, pursuant to CVM Deliberation No. 577/09.

Depreciation is recognized based on the estimated economic useful life of each asset on the straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

CVM Deliberation No. 527/07 requires an analysis of the recoverability of all the items included in this subgroup whenever there is an indication of impairment, since no item should remain recorded at an amount that exceeds realizable value, either by sale or use. The Company performed a recoverability test in the last quarter of 2010 and did not identify any items requiring adjustments.

Gains and losses on disposals are calculated by comparing the sales value with the residual book value and recognized in the income statement.

Intangible assets: are identifiable nonphysical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the year in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are annually tested for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets goodwill balance.

Goodwill recoverability was tested in the last quarter of 2010 and no adjustments to reflect an impairment loss were identified. Such test involved the adoption of assumptions and judgments, as detailed in note 19.

Income taxes and social contributions: in Brazil, these comprise Income Tax (IRPJ) and Social Contribution (CSLL), which are monthly calculated on taxable income, at the rate of 15% plus a 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

BRF – BRASIL FOODS S.A.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards (refer to note 15).

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by CVM Deliberation No. 595/09; when it is probable that these credits will not be used in the future, a provision is established for non-recovery of deferred taxes.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right  to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously; therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately (refer to note 15).

Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the financial statements.

Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is a party to various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions (refer to note 26).

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (CVM Deliberation No. 594/09); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (CVM Deliberation No. 597/09).

As a result of the business combination with Sadia, the Company recognized contingent liabilities related to tax, civil and labor matters, as described in notes 7 and 26.

Costs incurred with disposal of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

Leases: lease transactions in which the risks and rewards of ownership are substantially transferred are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

BRF – BRASIL FOODS S.A.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction.    The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

Operating lease agreements are recognized as expenses throughout the lease period (refer to note 23).

Share based payment: the Company provides share based payment for its executives, which are settled with Company shares. The Company adopts the provisions of CVM Deliberation No. 562/08, recognizing as an expense, on the straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity and/or liabilities. The fair value of the options is updated on a quarterly basis, in accordance with the assumptions available on the market (refer to note 24).

Actuarial assets and liabilities on employee benefits: The Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits (medical plan, fine F.G.T.S. and compensation for termination and retirement) in accordance with the criteria provided for in CVM Deliberation No. 600/09. Actuarial gains and losses are recognized in other operating income based on the actuarial report (refer to note 25).

The contributions made by the sponsors are recognized as an expense for the year.

The plan assets are the disposal of the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

Capital: common shares are classified as equity. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

Repurchase of shares (treasury shares): when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is transferred to retained earnings.

Earnings per share: basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares (refer to note 28).

Determination of income: results from operations are recorded on the accrual basis.

Revenues: are recognized when the ownership and risks inherent to the product are substantially transferred to the customer, when the sales price is fixed and determinable, when there is evidence of a sales contract and when collection is reasonably assured.

Revenues are not recognized when there is substantial uncertainty as to their realization (refer to note 30).

BRF – BRASIL FOODS S.A.

Revenue is presented net of taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws. Profit sharing is proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained (refer to note 29 b and 32).

Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities involve a plan or project aimed at producing new or significantly improved. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

The capitalized development expenditures are measured at cost less accumulated amortization and loss on the impairment.

Financial revenues: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity reduce the value of the investment.

Subsidies and tax incentives: the Company has Value-added Tax on Sales and Services (ICMS) benefits for investments mainly granted by the governments of the states of Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo, Minas Gerais, Bahia and the Federal District. These tax incentives are directly linked to the operation of production units, creation of jobs and social and economic development in the respective states, and are directly recorded in the statement of income in the amount of R$23,091 on December 31, 2010 (R$21,664 on December 31, 2009) . If the tax incentives generate future obligations, these obligations are recognized at their initial fair value and recorded in the statement of income as fulfilled, with a corresponding entry to the tax benefits received.

The subsidiary Sadia received as a donation a plot of land located in the state of Pernambuco, whose fair value as of December 31, 2009 is R$4,139. The donation is conditioned on the construction of a production unit, which will create jobs and contribute to the economic and social development of the region. In compliance with CVM Deliberation No. 555/08, the fair value of the land, obtained through appraisals carried out by real estate agencies in the region, was recognized in PP&E with a corresponding entry to long-term obligations. The value of the land will be recognized in the statement of income as the production unit is depreciated.

BRF – BRASIL FOODS S.A.

Dividends and interest on capital:  the proposal for payment of dividends and interest on capital made by the Company’s Management which is within the portion equivalent to the mandatory minimum dividend is recorded in current liabilities, for it is regarded as a legal obligation provided for in the by-laws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the stockholders, is recorded as  ‘Additional dividend proposed’ in shareholders’ equity.

For financial statement presentation purposes, interest on capital is stated as an allocation of income directly in equity (refer to note 27 d).

Translation of foreign-currency denominated assets and liabilities:  As mentioned in item 4.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the monthly rates in effect.

The exchange rates in Brazilian Reais in effect at the date of the balance sheets translated were as follows:

Final Rate	12.31.10	12.31.09	01.01.09
U.S. Dollar (US$)	1.6662	1.7412	2.3370
Euro (€)	2.2280	2.5073	3.2382
Pound (£)	2.5876	2.8241	3.4151

Average rates
U.S. Dollar (US$)	1.7593	1.9935	1.8375
Euro (€)	2.3315	2.7631	2.6698
Pound (£)	2.7172	3.1092	3.3308

Accounting judgments, estimates and assumptions: As mentioned in note 2, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

•            impairment of non-financial assets;

•            share-based payment transactions;

•            loss on the reduction of recoverable value of taxes;

•            retirement benefits;

•            measurement at fair value of items related to business combinations;

•            fair value of financial instruments;

•            provision for tax, civil and labor risks;

•            estimated losses on doubtful receivables;

•            biological assets; and

•            useful lives of property, plant and equipment.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the financial statements in the period in each the estimates are revised.

Statement of added value: the Company prepared statements of value added (DVA) and consolidated in accordance with CVM Deliberation No. 557/08, which are submitted as part of the financial statements in accordance with BR GAAP. It represents for IFRS additional financial information.

Item 10.6. items a e b.

In our opinion the Company’s internal controls are adequate to mitigate the risks that may affect the financial statements (integrity, validity, cutoff, registration, presentation), although up to the present time we have not received a report on our internal controls from our independent auditors. It is expected that this report will be sent to Management on April 2011.

BRF – BRASIL FOODS S.A.

Item 10.7. a; b and c – Not applicable.

Item 10.8. a and b.

All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, among others: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed.

Item 10.9. a; b and c.

All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, among others: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed.

Item 10.10.

Investments in the quarter were R$ 236.8 million and were largely dedicated to projects for productivity and improvements as well as for new industrial plants where expansion is already in progress, including Lucas do Rio Verde-MT and Vitória do Santo Antão-PE. Investment in poultry and hog breeder stock amounted to R$ 102.3 million. Consolidated annual investments amounted to R$ 702.9 million in capital expenditures and a further R$ 348.9 million for replenishment of breeder stock.

We would point out that the total investment undertaken during the year, R$ 1,052 million, and necessary for organic growth, is at lower levels due to the additional capacity created by new industrial units that were brought on stream at the end of last year and expected to be operating at full capacity by the end of 2011.

In early March 2011, a fire affected part of the installations of the Nova Mutum (MT) unit, fortunately with no victims. The fire was of minor proportions and the unit’s production will be temporarily absorbed by other BRF plants in such as a way not to compromise supplies to clients and consumers. The company has fire insurance. The Nova Mutum unit slaughters 230 thousand head of chicken/day and its output (whole chicken and chicken cuts) is destined for the domestic and export market.

Coopercampos - On April 29 2010, the Company signed a services agreement with Cooperativa Coopercampos, state of Santa Catarina, which includes the engagement of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for hog slaughtering. The unit is to be equipped for selling its production to the leading world markets. The unit’s slaughtering capacity will be seven thousand head/day, enabling it to meet the needs of a demanding export market. The cooperative estimates total investments in the project at R$145 million. Slaughtering operations are expected to begin in the first half of 2011.

Information Technology – During the year, an integrated systems platform was set up to support the merger between Perdigão and Sadia for  capturing identified  synergies, these contingent on a  unified system once this merger is finalized. The project, which will take approximately 18 months to conclude, involves about 200 people in 4 stages: 1) Upgrading of the SAP system to increase processing capacity; 2) Construction of the Initial Platform; 3) Development of the HR SAP system; and 4) the roll-out of SAP APO – Advance Planning Optimization. All stages are integrated and critical to the creation of a complete platform to support the Company’s expected international expansion as well as to ensure lower operating and maintenance costs.

Investments made in the last three years:

BRF – BRASIL FOODS S.A.

Investments made in the last three years:
	2008 (1)	2009 (2)	2010
(in million R$)
Expansion of production units	250.5	549.1	338.8
Acquisition of production units	96.4	-	–
Bom Conselho/ Três de Maio	84.6	98.7	–
Araguaia – Mineiros – GO	6.4	-	–
Lucas do Rio Verde-GO / Vitória de Sto. A	-	129.3	38.8
Eleva	1,679.2	-	–
New Projects	286.9	25.7	105.7
Productivity and Improvement	-	-	219.6
Total Investments	2,404.1	802.8	702.9

(1) Considering BRF’s investments. (2) Considering the consolidated investments of both BRF and Sadia since January 1 2009.

Item 10.11. Not applicable.

12. GENERAL MEETING AND MANAGEMENT

Board of Directors

Attachment 24, items 12.6 to 12.10, according to CVM Instruction nº 480

Board candidates:

Nildemar Secches

62 years, mechanic engineer, security number 589.461.528/34, Chairman of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: BRF – Brasil Foods S.A.

Designation:  Co-Chairman of the board of Directors

Functions of the office:  Co-Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business:  Production and Food Processing.

Company: WEG S.A.

Designation:  Vice-Chairman of the board of Directors

Functions of the office: Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Latin American manufacturer of electric motors and one of the largest in the world.

Company: Iochpe-Maxion S.A.

Designation: Board Member

Functions of the office: Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Automotive and Railway Segment.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffuse control

- Others: diffuse control

BRF – BRASIL FOODS S.A.

Management positions who are or have in public companies

Company: Perdigão S.A.

Designation: President

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Wang Wei Chang

64 years, engineer, security number 534.698.608/15, Alternate Chairman of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Fibria S.A.

Designation: Board Member

Functions of the office: Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Florest products.

Company: BRF – Brasil Foods S.A.

Designation: Senior Advisory Council Member

Functions of the office: Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Production and Food Processing.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffuse control

- Others: diffuse control

Management positions who are or have in public companies

Company: Fibria S.A.

Designation:  Board Member

Company: BRF – Brasil Foods S.A.

Designation: Senior Advisory Council Member

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Paulo Assunção de Souza

57 years, lawyer, security number 588.584.748/72, Vice-Chairman of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Brasilcap Capitalização S.A.

BRF – BRASIL FOODS S.A.

Designation: Chief Executive Officer

Functions of the office:   CEO chair the board meetings, oversee and coordinating the action of its members.

Main activity of business: Solutions in terms of capitalization, contributing to the achievement of dreams and projects of clients and partners.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: controle difuso

- Others: diffuse control

Management positions who are or have in public companies

Company: Usiminas

Designation: Board Member

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

João José Caiafa Torres

72 years, business administrator and account manager, security number 010.570.496/20, Alternate Vice-Chairman of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Telemar Norte Leste S.A.

Designation: Fiscal Council Board Member

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Provider of fixed telephony services.

Company: Grupo VIVO - Tele Centro Oeste Celular Participações S.A.

Designation: Fiscal Council board member

Functions of the office:   Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Provider of fixed telephony services.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffuse control

- Others: diffuse control

Management positions who are or have in public companies

Company: ITAUSA Investimentos Itaú S.A.

Designation: Fiscal Council Board Member

Company: Telemar Norte Leste S.A.

Designation: Fiscal Council Board Member

BRF – BRASIL FOODS S.A.

Company: TCO - Tele Centro Oeste Celular Participações S.A.

Designation: Fiscal Council Board Member

Company: Grupo VIVO - Tele Centro Oeste Celular Participações S.A.

Designation: Fiscal Council Board Member

Company: Telesp Celular Participações S.A.

Designation: Fiscal Council Board Member

Company: Seara Alimentos S.A.

Designation: Fiscal Council Board Member

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Decio da Silva

54 years, mechanic engineer and business administrator, security number 344.079.289/72, Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: WEG S.A.

Designation:  Chief Executive Officer

Functions of the office:  CEO chair the board meetings, oversee and coordinating the action of its members.

Main activity of business: Latin American manufacturer of electric motors and one of the largest in the world.

Company: WEG S.A.

Designation: Chairman of the Board of Directors

Functions of the office:   Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Leasing para arrendar bens móveis novos, nacionais ou importados.

Company: Iochpe-Maxion S.A

Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Automotive and Railway Segment.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffuse control

- Others: diffuse control

Management positions who are or have in public companies

Company: BB Previdência

Designation: Board Member

BRF – BRASIL FOODS S.A.

Company: Neoenergia

Designation: Board Member

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Gerd Edgar Baumer

76 years, Lawyer and Account, security number 005.721.609-68, Alternate Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: WEG S.A.

Designation: Vice-Chairman of the Board of Directors

Functions of the office:   Vice-Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Vice-Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Fabricante latino americana de motores elétricos e uma das maiores do mundo.

Company: Marisol

Designation: Vice-Chairman of the Board of Directors

Functions of the office:   Vice-Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Vice-Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Garments and knitwear.

Company: Oxford S.A.

Designation:  Vice-Chairman of the Board of Directors

Functions of the office:   Além das atribuições do Conselho de Administração estabelecidas na lei e no Estatuto da Sociedade, cabe ao Conselheiro participar das reuniões do Órgão.

Main activity of business: Garments and knitwear.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffuse control

- Others: diffuse control

Management positions who are or have in public companies

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Luis Carlos Fernandes Afonso

50 years, Economist, security number 035.541.738/35, Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: BRF – Brasil Foods

Designation: Board Member

BRF – BRASIL FOODS S.A.

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Production and Food Processing.

Company: Indústrias Romi

Designation: Board Member

Functions of the office:  Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Máquinas-Ferramenta (máquinas e equipamentos para trabalhar metal por arranque de cavaco), notadamente Centros de Torneamento, Tornos CNC, Tornos Convencionais, Centros de Usinagem e Mandrilhadoras, Máquinas para Plásticos (máquinas e equipamentos para moldar plástico por injeção e por sopro); Peças de ferro fundido cinzento, nodular e vermicular, fornecidas brutas ou usinadas.

Company: Iguatemi Empresa de Shopping Center S.A.

Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Full service in the shopping center industry in Brazil.

Company: Fundação Petrobras de Seguridade Social – Petros

Designation: Chief Executive Officer

Functions of the office:  CEO chair the board meetings, oversee and coordinating the action of its members.

Main activity of business: Pension Fund.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Fundação Petrobras de Seguridade Social – Petros

- Others: diffuse control

Management positions who are or have in public companies

Company: Fundação Petrobras de Seguridade Social – Petros

Designation: Finance and Investment Director

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Susana Hanna Stiphan Jabra

53 years, economist, security number 037.148.408-18, Alternate Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: HJN Consultoria e Assessoria Ltda

Designation: Director

Functions of the office:  Participate of the board meetings.

Main activity of business: Firm specializing in corporate governance and financial studies.

Company: Fundação Petrobrás de Seguridade Social – Petros

BRF – BRASIL FOODS S.A.

Designation: Participative Executive Manager

Functions of the office:  Participate of the board meetings.

Main activity of business: Pension Fund

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Fundação Petrobras de Seguridade Social – Petros

- Others: diffuse control

Management positions who are or have in public companies

Company:Banco Itaú S.A.

Designation: Analista de Custos e Orçamentos de Diretoria/Economista da Consultoria Econômica

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Luiz Fernando Furlan

64 years, chemical engineer and business administrator, security number 019.489.978/00, Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: BRF – Brasil Foods S.A.

Designation:  Co-Chairman of the board of Directors

Functions of the office:   Co-Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Co-Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Production and Food Processing.

Company: Sadia S.A.

Designation:  Chairman of the board of Directors

Functions of the office: Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Production and Food Processing.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffuse control

- Others: diffuse control

Management positions who are or have in public companies

Company: Sadia S.A.

Designation:  Chairman of the board of Directors

BRF – BRASIL FOODS S.A.

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Roberto Faldini

62 years, accountant, security number 070206438-68, Alternate Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years
Company: Faldini Investments, and Investment Management Ltda.
Designation: Managing Partner

Functions of the office: Consulting in Corporate Governance, Succession Planning, Mergers and Acquisitions (M & A) and preparation of family businesses to receive and live with new shareholders and institutional investors, including IPO.

Main activity of business: Consulting.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:
- Controlling: diffuse control
- Other: diffuse control

Management positions who are or have in public companies

Company: Books Sicilian S.A.
Designation:  Board of Directors

Company: Hospital July 9 S.A.
Designation:  Board of Directors

Company: CPFL - Companhia Paulista and Power and Light S.A.
Designation:  Board of Directors

Company: INPAR S.A.
Designation:  Board of Directors

Company: SADIA S.A.
Designation:  Board of Directors

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Manoel Cordeiro Silva Filho

57 years, business administrator, security number 253.571.747/68, Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company:BRF – Brasil Foods

Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Production and Food Processing.

BRF – BRASIL FOODS S.A.

Company: BR Educacional

Designation: Sócio Fundador

Functions of the office:  Holds the position of Investor Relations Director and Education Manager at FIP BR.

Main activity of business: Investment Fund

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffuse control

- Others: diffuse control

Management positions who are or have in public companies

Company: Vale do Rio Doce S.A.

Designation: Executive Director

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Mauricio da Rocha Wanderley

57 years, economist, security number 947.648.408/04, Alternate Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Fundação Vale do Rio Doce de Seguridade Social – Valia

Designation: Finance and Investment Director

Functions of the office: Investment analysis, business valuation, business opportunities, evaluating market risk and credit investments.

Main activity of business: Pension Fund.

Main activity of business: Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Fundação Vale do Rio Doce de Seguridade Social – Valia

- Others: diffuse control

Management positions who are or have in public companies

Company: Marlin Participações S.A

Designation:  Board Member.

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Walter Fontana Furlan

57 years, economist, security number 947.648.408/04, Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

BRF – BRASIL FOODS S.A.

Company: BRF – Brasil Foods S.A.

Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Production and Food Processing.

Company: WTorre Empreendimentos Imobiliários S.A

Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Real State.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffuse control

- Others: diffuse control

Management positions who are or have in public companies

Company: Sadia S.A.

Designation: Chairman of the Board Member

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Eduardo Fontana D Ávila

57 years, civil engineer, security number 947.648.328/87, Alternate Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: BRF – Brasil Foods S.A.

Designation: Alternate member of the board of Directors

Functions of the office:  Alternate Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Production and Food Processing.

Company: Sadia S.A.

Designation: Vice-Chairman of the board of Directors

Functions of the office:  Vice-Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Vice-Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffuse control

- Others: diffuse control

Management positions who are or have in public companies

BRF – BRASIL FOODS S.A.

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Allan Simões Toledo

43 years, business administrator, security number 050.080.458/30, Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Banco do Brasil

Designation:  Vice-Chief Executive Officer of International area

Functions of the office:   Vice-Chief Executive Officer co-chair the board meetings, oversee and coordinating the action of its members.

Main activity of business: The best solutions in terms of capitalization, contributing to the achievement of dreams and projects of clients and partners.

Company: BB Leasing

Designation:  Chairman of the Board of Directors

Functions of the office:   Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Leasing para arrendar bens móveis novos, nacionais ou importados.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffuse control

- Others: diffuse control

Management positions who are or have in public companies

Company: BB Previdência

Designation:  Board Member

Company: Neoenergia

Designation: Board Member

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Heloisa Helena Silvia de Oliveira

55 years, economist, security number 356.627.517/49, Alternate Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Institute Desiderata

Designation: Fiscal Council member

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

BRF – BRASIL FOODS S.A.

Main activity of business: Establishment of social investment which operates in two causes: education and pediatric oncology. Our practice focuses on Public Policy. Knowing the question, appreciate the positive aspects, identifying critical control points, collectively seek solutions, to integrate the activities and generate effective results.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffuse control

- Others: diffuse control

Management positions who are or have in public companies

Company: Brasil Veículos S.A.

Designation: Board Member

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

José Carlos Reis de Magalhães Neto

33 years, business administrator, security number 286.951.128/02, Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Tarpon Investimentos S.A.

Designation: Director and Chairman of the board of Directors

Functions of the office:  Director and Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Investment Fund.

Company: Marisa Lojas S.A.

Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Store specializing in women's fashion and feminine fashion.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Tarpon Investimentos S.A.

- Others: diffuse control

Management positions who are or have in public companies

Company: Semco Group

Designation: Board Member

Company: BrasilAgro

Designation: Board Member

Company: Brenco

BRF – BRASIL FOODS S.A.

Designation: Board Member

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Eduardo Silveira Mufarej

34 years, business administrator, security number 263.395.488/06, Alternate Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Tarpon Investimentos S.A.

Designation: Director and Board Member

Functions of the office: Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Investment Fund

Company: Companhia de Tecidos do Norte de Minas

Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Production and marketing of yarns, fabrics, manufacture of textiles in general, the import and export.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Tarpon Investimentos S.A.

- Others: diffuse control

Management positions who are or have in public companies

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Pedro de Andrade Faria

36 years, business administrator, security number 271.782.078/76, Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Tarpon Investimentos S.A.

Designation: Executive Vice-President

Functions of the office:  Member of the Board of Directors, whose duties are the same Board with established by law and the bylaws.

Main activity of business: Investment Fund.

BRF – BRASIL FOODS S.A.

Company: Arezzo Indústria e Comércio S.A.

Designation:  Board Member

Functions of the office:   Member of the Board of Directors, whose duties are the same Board with established by law and the bylaws.

Main activity of business: Industry leader in footwear, handbags and women's accessories in Brazil.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Tarpon Investimentos S.A.

- Others: diffuse control

Management positions who are or have in public companies

Company: Companhia de Gás de São Paulo – Comgás

Designation:  Board Member

Company: Cremer S.A.

Designation: Board Member

Company: Omega Energia Renovável S.A.

Designation: Board Member

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Marcelo Guimarães Lopo Lima

36 years, business administrator, security number 132.483.688/10, Alternate Member of the Board of Directors, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Tarpon Investimentos S.A.

Designation:  Executive Vice-President and Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business:  Investment Fund.

Company: Cia. Hering S.A.

Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: The largest worldwide manufacturers in Brazil.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Tarpon Investimentos S.A.

- Others: diffuse control

Management positions who are or have in public companies

BRF – BRASIL FOODS S.A.

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Anexo 24, itens 12.6 ao 12.10, de acordo com a instrução CVM nº 480

Conselho Fiscal/Comitê de Auditoria

Candidatos ao Conselho

Attilio Guaspari

63 years, engineer, security number 610.204.868/72, Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: BRF – Brasil Foods S.A.

Designation: Member of the Fiscal Council / Audit Committee of the BRF - Brazil Foods S.A. since April 2005.

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Production and Food Processing. .

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: controle difuso

- Others: controle difuso

Management positions who are or have in public companies

Company: BNDES – Banco Nacional do Desenvolvimento Econômico e Social

Designation: Member of the Audit Committee.

Company: Proman

Designation:  Member of the Board of Directors, as Chief Executive Officer and as member since 2006.

Company: Brasil Ferrovias S/A

Designation:  Member of the Board of Directors of the holding of the railroads Ferronorte, Ferroban and Novoeste from 2003 to 2006. Coordinator of the Audit Committee from 2005 to 2006.

Company: Verolme-Ishibrás S.A.

Designation:  Member of the Board of Directors

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Agenor Azevedo dos Santos

56 years, Account, security number 383.239.407/97, Alternate Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

BRF – BRASIL FOODS S.A.

Main professional experiences over the last 5 years

Company: Fundação de Assistência e Previdência Social do BNDES – FAPES

Designation: Account Manager

Functions of the office:   Manage and Control Foundation's accounting numbers.

Main activity of business: Pension Fund.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: controle difuso

- Others: controle difuso

Management positions who are or have in public companies

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Manuela Cristina Lemas Marçal

37 years, economist, security number 070.977.207/60, Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Fundação Petrobras de Seguridade Social – Petros

Designation: Executive Manager for Equity Transactions

Functions of the office:   Manager of an investment portfolio consisting of investments in variable income with long-term profile and investment funds, Private Equity and Venture Capital.

Main activity of business: Pension Fund.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Pension Fund.

- Others: controle difuso

Management positions who are or have in public companies

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Paola Rocha Ferreira

31 years, chemical engineer, security number 081.786.107/60, Alternate Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Companhia Vale do Rio Doce

Designation: Finance Analyst

BRF – BRASIL FOODS S.A.

Functions of the office:   Management of cash flow for short and long term; financial projection scenarios, Optimization of Treasury operations; Preparation of monthly management report financial performance to the Executive Board; financial feasibility studies for new business opportunities.

Main activity of business: Mining

Company: Grupo Santander Banespa

Designation: Human Resource Analyst

Functions of the office: Reorganization of - mapping, review processes, optimizing the organization's panel of KPI's - coordinated by the McKinsey

Main activity of business: Banking

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: controle difuso

- Others: controle difuso

Management positions who are or have in public companies

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Décio Magno Andrade Stochiero

47 years, business administrator, security number 279.497.881/00, Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Fundação Sistel de Seguridade Social

Designation: Control and Planning Corporate Manager.

Functions of the office:   Foundation Planning manager.

Main activity of business: Electric Energy

Company: Bonaire Participações S.A.

Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Electric Energy

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: controle difuso

- Others: controle difuso

Management positions who are or have in public companies

Company: CPFL Energia

Designation: Fiscal Council

Company: Perdigão S.A.

BRF – BRASIL FOODS S.A.

Designation:  Fiscal Council

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Tarcísio Luiz Silva Fontenele

47 years, lawyer, security number 265.672.021-49, Alternate Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 29, 2011, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Fundação Sistel de Seguridade Social - Sistel

Designation: Legal Manager

Functions of the office:   Coordination and management of all areas of legal Sistel.

Main activity of business: Pension Fund.

Company: Embraer S.A.

Designation:  Fiscal Council Alternate

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Aerospace

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: controle difuso

- Others: controle difuso

Management positions who are or have in public companies

Company: Santos Brasil S.A.

Designation: Fiscal Council

Company: Tele Nordeste Celular Participações S.A

Designation:  Fiscal Council

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

12.1 Describe the issuer’s Administrative Structure, according to its by-laws and internal charter.

c. mechanisms of performance assessment of each entity or committee.

statutory board: members are assessed individually only. There are no formal performance assessment instruments for the entity as a whole.

e. mechanisms of performance assessment for members of the board, committees and executive board.

BRF – BRASIL FOODS S.A.

The Company’s statutory officers are assessed every year against individual targets set at the beginning of the fiscal year relative to the performance expected from that specific area.

There is no formal individual performance assessment tool for committee and Board members.

13. OFFICERS’ COMPENSATION

13.1. Describe the compensation policy or practice of the Board, the statutory and non-statutory executive board, the fiscal committee, the statutory committees and the audit, risk, financial and compensation committees, addressing the following aspects:

a. Objectives of the compensation policy or practice

The Company’s compensation policy for officers, including Board members, statutory and non-statutory Officers and Fiscal Committee members is in line with the best market practices of corporate management and governance with a view to attracting and retaining professionals whose qualification, competencies and profile meets the needs of the business. Compensation is established according to market research and the Company’s strategic plan.

The statutory board has variable compensation, yoked to targets and performance indicators to be met during the fiscal year. This expedient stimulates consistent and transparent sharing of the strategic plan and results, in line with the interests of the company, officers and shareholders.

b. Compensation Breakdown:

i.             description of compensation elements and their purpose

a)    . Board of Directors:

All Board members earn the same flat compensation which is in line with the legislation and market practices, in addition to reimbursements of all accommodation and transport expenses incurred as a result of performing the duties pertaining to their position. The Chairman and co-Chairman earn higher compensation vis-à-vis other board members, bearing in mind that they carry different responsibilities.

b)    Fiscal Committee:

Fiscal committee members earn a flat compensation, in addition to reimbursements of all accommodation and transport expenses incurred as a result of performing the duties pertaining to their position. Compensation is set at the same general meeting that elected them and cannot fall short, for each acting member, of ten percent of the average compensation granted to the Statutory Board, exclusive of benefits and profit sharing schemes.

c)    Executive Board

The members of the Executive Board earn flat and variable compensation. The compensation policy is drafted in accordance with the best market practices and the variable compensation is a function of their achievement of the targets, set and approved earlier in the year, and known as short-term incentives.

Additionally, our shareholders approved a long-term stock option plan for BRF’s executive officers (“BRF’s Plan”) March 31, 2010, including recently issued stock or stock in BRF’s treasury.

The BRF Plan aims to attract, retain and motivate executives to create value for the company, in addition to contributing to align their interests to our shareholders’.

This compensation policy encourages the Executive Board to scramble after higher returns while acknowledging their performance and outperformance of pre-designated targets, channeling their attention to those considered critical indicators in the Company’s strategy and bottomline, which ultimately meets shareholders’ interests.

BRF – Brasil Foods S.A. has an Executive Compensation and Development Committee that looks into the strategy of flat and variable compensation to be adopted, issuing recommendations and making adjustments that will later be submitted to the Board’s appreciation and approval.

BRF – BRASIL FOODS S.A.

d)    Senior Advisory Board

The members of the Advisory Board are former members of the Executive Board. These professionals offer special advisory services to the Company, and report directly to the CEO. The compensation of Senior Advisory Board members, envisaged and governed by internal regulations, amounts to twenty percent of the monthly flat fees they used to earn when they were executive officers regularly working in the company.

e)    Committees

The participants of permanent advisory committees are members of the Board and the Statutory Board who do not receive any additional compensation for also taking part in these committees

ii.            what is the proportion of each element in the total compensation

For the Board, the Fiscal and Advisory Committees, the flat fee is 100% of the total compensation, according to previous paragraphs.

As for the Statutory Board, the flat fee amounts to an average 56% of the compensation total, with the variable compensation averaging roughly 44%, whenever the set targets are met.

These percentages may fluctuate since they are directly connected to the risks and bottomline envisaged by the Company.

iii.           Calculation and restatement methodology for each compensation element

The compensation of Company Officers is regularly compared to market practices (adopted by large corporations mostly in consumer goods that use structured policies and best practices for human capital management, that offer sound employment conditions throughout the organization and show a balanced compensation breakdown). To this end, specialized consultancies conduct salary surveys and assess the need for adjusting compensation elements, whenever necessary.

The compensation of Board, fiscal committee and statutory board members is set by assembly, taking into account the aforementioned elements.

iv.           Reasons that justify the Compensation Breakdown

The policy adopted by BRF – Brasil Foods S/A, equitably pieces out compensation elements so as to ensure that the best market practices and governance systems are used and the expected results are achieved by means of the variable portion, which encourages the performance and outperformance of pre-designated targets, and leads to risk and profit sharing schemes.

c. key performance indicators used to determine each compensation element

To determine officers’ variable compensation, their performance against individual and collective targets –  EBITDA and net income – is analyzed.

d. how compensation is built to reflect the behavior of performance indicators

 As for the flat compensation, it follows the aforementioned criteria. The variable compensation or the short-term incentive (Annual) is hitched to the Company’s performance indicators (Global Targets) and individual performance indicators (individual targets). However, for program participants to be eligible to the potential amount or a part of it (proportion), global net income and EBITDA figures must reach a minimum threshold pre-designated by the Board, under the penalty of non-payment of any such amounts.

e. how the compensation policy or practice fits the issuer’s short- , medium- and long-term interests

The practice the company has adopted regarding the various compensation elements meets short- , medium- and long-term interests since upon setting the compensation components the interests of both company and officers are aligned. The flat compensation is established according to market practices, as described above, aiming to retain talents and prevent them from looking to other companies for higher salaries. The variable portion that accounts for a significant part of total compensation is hitched to performance indicators attainable within a one-year period.  The purpose here is likewise to pay market rates but, particularly, boost company growth since the established targets, if achieved, will position the company on the growth and return path shareholders wish for.

BRF – BRASIL FOODS S.A.

Additionally, the General Shareholders’ Meeting of March 31, 2010, approved a Stock Option Plan for the executives of BRF – Brasil Foods S.A. The plan was set up to boost shareholders’ expectations that their vision and long-term commitment will be instilled in executives, fostering expertise, new competencies and the appropriate behavior to ensure business perpetuation, in addition to reinforcing the attraction and retention of top executives.

f. compensation supported by subsidiaries, controlled companies or controlling shareholders, direct or indirect

Members of the board, the fiscal committee and the statutory board receive no compensation whatsoever from subsidiaries, controlled companies or controlling shareholders, direct or indirect.

g. compensation or benefits hitched to a specific corporate event, such as sale of the Company’s controlling stake

There is no compensation or benefit in connection with any specific corporate event, such as sale of the Company’s controlling stake

13. 2 – As regards the compensation of the Board, Statutory Board and Fiscal Committee posted to the books over the past 3 fiscal years and that forecast for the current fiscal year:

BRF – BRASIL FOODS S.A.

FISCAL YEAR: 2008	Administrative Board	Audit Committee	Statutory Board	Total
number of members	8	3	10	21
remuneration (in R$)
i - Fixed
salary or pro-labore	1,577,234.00	311,487.00	11,373,184.00	13,261,905.00
direct and indirect benefits	NA	NA	6,450,427.82	6,450,427.82
remuneration for participation in Committee	NA	NA	NA	NA
others	NA	NA	NA	NA
ii - Variable Remuneration
bonus	NA	NA		-
profit sharing	NA	NA	3,655,889.22	3,655,889.22
remuneration for participation in meetings	NA	NA	NA	NA
comissions	NA	NA	NA	NA
iii - Post-retirement benefits	NA	NA	NA	NA
iv - Benefits caused by the end of job position	NA	NA	-	-
v – Remuneration based on shares	NA	NA	NA	NA
TOTAL	1,577,234.00	311,487.00	21,479,501.04	23,368,222.04

FISCAL YEAR: 2009	Administrative Board	Audit Committee	Statutory Board	Total
Number of members	10	3	8	21
remuneration (in R$)
i - Fixed
salary or pro-labore	2,645,590.13	325,381.00	6,294,357.00	9,265,328.13
direct and indirect benefits	NA	NA	2,093,392.00	2,093,392.00
remuneração por participação em comites	NA	NA	NA	NA
others	NA	NA	NA	NA
ii - Variable remuneration
bonus	NA	NA	NA	NA
profit sharing	NA	NA	3,896,945.60	3,896,945.60
remuneration for participation in meetings	NA	NA	NA	NA
comissions	NA	NA	NA	NA
iii - Post-retirement benefits	NA	NA	NA	NA
iv - Benefits caused by the end of job position	NA	NA	4,484,437.50	4,484,437.50
v – Remuneração Based on shares	NA	NA	NA	NA
TOTAL	2,645,590.13	325,381.00	16,769,132.10	19,740,103.23

BRF – BRASIL FOODS S.A.

FISCAL YEAR: 2010	Administrative Board	Audit Committee	Statutory Board	Total
number of members	11	3	8.5	22.5
remuneration (in R$)
i - Fixed
salary or pro-labore	3,289,566.00	349,156.00	7,626,595.00	11,265,317.00
direct and indirect benefits	0.00	0.00	1,171,983.00	1,171,983.00
remuneration for participation in Committee	0	0	0	NA
others	0	0	0	NA
ii - Variable Remuneration
bonus	0	0	0.00	NA
profit sharing	0	0	6,910,981.74	6,910,981.74
remuneration for participation in meetings	0	0	-	NA
comissions	0	0	0	NA
iii - Post -retirement benefits	0	0	0	NA
iv - Benefits caused by the end of job position	0	0	2,640,561.03	2,640,561.03
v – Remuneration based on shares	0	0	0	NA
TOTAL	3,289,566.00	349,156.00	18,350,120.77	21,988,842.77

FISCAL YEAR: 2011	Administrative Board	Audit Committee	Statutory Board	Total
Number of members	11	3	9	23
remuneration (in R$)
i - Fixed
salary or pro-labore	4,516,062.03	483,334.87	11,743,653.78	16,743,050.68
direc and indirect benefits	0.00	0.00	1,046,983.27	1,046,983.27
remuneration for participation in Committee	0	0	0	NA
others	0	0	0	NA
ii - Variable Remuneration
bonus	0	0	0.00	NA
profit sharing	0	0	6,943,949.62	6,943,949.62
remuneration for participation in meetings	0	0	-	NA
comissions	0	0	0	NA
iii - Post-retirement benefits	0	0	0	NA
iv - Benefits caused by the end of job position	0	0	-	-
v – Remuneration based on shares	0	0	0	NA
TOTAL	4,516,062.03	483,334.87	19,734,586.67	24,733,983.57

BRF – BRASIL FOODS S.A.

13.3 – As regards the variable compensation of the Board, Statutory Board and Fiscal Committee over the past 3 fiscal years and that forecast for the current fiscal year :

YEAR: 2008	Administrative Board	Audit Committee	Statutory Board	Total
Nº of Members	9	3	10	22
Regarding to Bonus
i - Minimum value provided in the compensation plan	NA	NA	NA	NA
ii - Maximum value provided in the compensation plan	NA	NA	NA	NA
iii- Value provided in the compensation plan, in case the targets established were met	NA	NA	NA	NA
iv- Value effectively acknowledged of income for the year (**)	NA	NA	NA	NA
Regarding the profit sharing
i - Minimum value provided in the compensation plan	NA	NA	-	-
ii - Maximum value provided in the compensation plan	NA	NA	¹	¹
iii- Value provided in the compensation plan, in case the targets established were met	NA	NA	3,793,014.83	3,793,014.83
iv- Value effectively acknowledged of income for the year	NA	NA	3,655,889.22	3,655,889.22
¹ For results above the target, the potential of maximum gain is calculated proportionally to the generated result.
gerado.

YEAR: 2009	Administrative Board	Audit Committee	Statutory Board	Total
Nº of Members	10	3	8	21
Regarding to Bonus
i - Minimum value provided in the compensation plan	NA	NA	NA	NA
ii - Maximum value provided in the compensation plan¹	NA	NA	NA	NA
iii- Value provided in the compensation plan, in case the targets established were met	NA	NA	NA	NA
iv- Value effectively acknowledged of income for the year	NA	NA	NA	NA
Regarding to profit sharing
i - Minimum value provided in the compensation plan	NA	NA	-	-
ii - Maximum value provided in the compensation plan	NA	NA	¹	¹
iii- Value provided in the compensation plan, in case the targets established were met	NA	NA	5,651,098.63	5,651,098.63
iv- Value effectively acknowledged of income for the year	NA	NA	3,896,945.60	3,896,945.60
¹ For results above the target, the potential of maximum gain is calculated proportionally to the generated result.

BRF – BRASIL FOODS S.A.

YEAR: 2010	Administrative Board	Audit Committee	Statutory Board	Total
Nº of Members	0	0	11	11
Regarding to bonus
i - Minimum value provided in the compensation plan	NA	NA	NA	NA
ii - Maximum value provided in the compensation plan	NA	NA	NA	NA
iii- Value provided in the compensation plan, in case the targets established were met	NA	NA	NA	NA
iv- Value effectively acknowledged of income for the year	NA	NA	NA	NA
Regarding the profit sharing
i - Minimum value provided in the compensation plan	NA	NA	-	-
ii - Maximum value provided in the compensation plan	NA	NA	¹	¹
iii- Value provided in the compensation plan, in case the targets established were met	NA	NA	6,816,739.70	6,816,739.70
iv- Value effectively acknowledged of income for the year	NA	NA	6,910,981.74	6,910,981.74

¹ For results above the target, the potential of maximum gain is calculated proportionally to the generated result.

YEAR: 2011	Administrative Board	Audit Committee	Statutory Board	Total
Nº of Members	0	0	9	9
Regarding to bonus
i - Minimum value provided in the compensation plan	NA	NA	NA	NA
ii - Maximum value provided in the compensation plan	NA	NA	NA	NA
iii- Value provided in the compensation plan, in case the targets established were met	NA	NA	NA	NA
iv- Value effectively acknowledged of income for the year	NA	NA	NA	NA
Regarding to profit sharing
i - Minimum value provided in the compensation plan	NA	NA	-	-
ii - Maximum value provided in the compensation plan	NA	NA	¹	¹
iii- Value provided in the compensation plan, in case the targets established were met	NA	NA	6,591,732.00	6,591,732.00
iv- Value effectively acknowledged of income for the year	NA	NA	-	-
¹ For results above the target, the potential of maximum gain is calculated proportionally to the generated result.

BRF – BRASIL FOODS S.A.

13.4 – As regards the share-based compensation plan of the Board and statutory board in effect over the previous fiscal year and forecast for the current fiscal year:

a.         overall terms and conditions

The Stock Option Plan of BRF – Brasil Foods S.A. approved by the General Shareholders’ Meeting of March 31, 2010, is made up of 2 instruments:  the “Stock Option Plan” and the “Additional Stock Option Plan”, targeted at the statutory or non-statutory officers of BRF – Brasil Foods S.A. and/or of BRF’s controlled companies.

The first instrument will be based on the Stock Option concept, by which the company grants executives the right (not the obligation) to buy outstanding shares at pre-designated prices (strike price) and terms.

The second instrument, optional, provides for the distribution of Stock Options according to the ratio between the amount an eligible participant would spend to buy company stock on the stock exchange where the company trades and the net amount received under the profit sharing scheme by Beneficiaries of the Company or Controlled Company, as applicable, in the year of acquisition.

It is up to the Board to approve the list of participating officers and the number of options to be distributed yearly, and such approval is subject to achievement of the bottomline previously established by the Company and appreciation of the stock price. Participation in one distribution cycle is no guarantee of participation in future distribution cycles.

By the calculation method used to determine the number of stock options in the first “Stock Option Plan” instrument, as Company stock appreciates according to expectations during the stipulated vesting period, the resulting gain shall be equivalent to the target reward the executive is entitled to. By this concept, Participants will only tap their full gain potential if shareholders’ expectation of stock appreciation materializes.

Under the second instrument, “Additional Stock Option Plan”, the number of options to be distributed to each participant will result from the ratio between the amount an eligible participant would spend to buy company stock through a broker on the stock exchange where the company trades and the net amount received under the profit sharing scheme by Beneficiaries of the Company or Controlled Company, as applicable, in the year of acquisition, as follows:

  The beneficiaries that spend amounts equal to or in excess of 50% of their net profit sharing value will be granted options equivalent to twice the number of shares.
  The beneficiaries that spend amounts equal to or in excess of 25% and lower than 50% of their net profit sharing value will be granted options equivalent to the same number of shares.
  The beneficiaries that spend amounts short of 25% of their net profit sharing value will be granted options equivalent to half the number of shares.

Plan participants shall sign with the Company individual option contracts, by which they acquire the right to the stock options issued by the company. This right is personal and inalienable.

Management of the plan is up to the Company’s Board, observing the applicable legal requirements and the maximum dilution limits approved by the Shareholders’ Meeting. The Board is entitled to resort to the Executive Compensation and Development Committee for advice.

Still as a result of the material Fact of May 19, 2009, regarding the Association Agreement between Sadia S.A. and Perdigão S.A. (BRF), and, the General Meeting held August 1,8 2009, which authorized the merger of the totality of Sadia S.A.’s ordinary and preferred stock  into the Company, the options distributed but not yet exercised by Sadia S.A. executives shall be taken over by the Company as per the terms approved by BRF – Brasil Foods S.A. General Shareholders’ Meeting of March 31, 2010.  The Stock Option Plan issued by Sadia S.A. is on hold.

BRF – BRASIL FOODS S.A.

b.         Key objectives of the plan

BRF – Brasil Foods Plan has the following objectives: (a) attract, retain and motivate Participants; (b) create value for Company shareholders; and (c) encourage an entrepreneurial vision of the business.

c.         how the plan contributes to these objectives

BRF – Brasil Foods S.A., by offering an exclusive and competitive investment opportunity to its executives, hopes to align the initiatives of those participating in the Long-term Stock Option plan with the vision of Company shareholders and investors, hitching officers’ long-term variable compensation to the perpetuation of the business, and therefore fostering their commitment and sustainable interest.

d.         how the plan fits the issuer’s compensation policy

The Stock Option Plan aims to supplement the compensation package offered to executives, reinforcing attraction and retention of key executives, according to item 13.1.

e.         how the plan aligns officers’ and issuer’s interest in the short, medium and long terms.

The Stock Option Plan will boost shareholders’ and investors’ expectations that their vision and long-term commitment will be instilled in executives, fostering expertise, competencies and appropriate behavior to ensure business perpetuation.

The options distributed in both contracts may only be exercised as of one (01) year from the date of distribution at the maximum ratio of 1/3 of the options each year, up to 5 years, and beneficiaries are committed to the constant appreciation of stock prices over the short, medium and long term.

f.         maximum number of shares included

The maximum number of shares that can be allocated to a stock option distribution, taking into account every plan in the Company, amounts to 2% of BRF – Brasil Foods S.A.’s total shares outstanding, for a total 8,724,732 shares on the date this reference document was drawn up.

g.         maximum number of options to be distributed

The maximum number of options to be distributed shall not exceed the maximum number of shares that can be allocated to a stock option distribution, taking into account every plan in the Company, equivalent to 2% of BRF – Brasil Foods S.A.’s total shares outstanding, for a total 17,449,464 shares on the date this reference document was drawn up.

h.         share acquisition terms

To acquire shares, according to the distribution contracts, Beneficiaries shall observe the vesting period as described in letter “J” of this document. After the vesting period is up and if Beneficiaries are interested in exercising their right, they should do so by express written notification.

If there are no legal impediments, at the ordinary meeting of the month immediately following receipt of this Exercise Notification, the Board will carry out the respective increase in the Company’s capital stock, within the limits of the authorized capital; or will perform all the acts required to authorize the private placement of the Shares kept in the treasury so as to grant Participants the Shares relating to the options they have exercised.

The Company will perform all the necessary acts to register the Shares subscribed or acquired by Participants with the financial institution responsible for the bookkeeping of the Shares.

The Shares acquired or subscribed shall earn dividends and other proceeds as if they had been acquired on the same date at BMF&Bovespa.

BRF – BRASIL FOODS S.A.

Exercise of the option performed according to the terms herein shall be formalized by execution of a Subscription Agreement; a Stock Purchase Agreement; or any other document required by the Board and/or the financial institution responsible for the bookkeeping of the Shares, which shall compulsorily contain the following information: (a) the amount of Shares acquired or subscribed; (b) the Strike Price; and (c) the means of payment.

Beneficiaries may effect payment up to five (05) business days following registration of the Shares on their behalf, and have the choice of using the net proceeds ( after tax ) from trading the Shares acquired through the option exercise to pay up the Strike Price.

i.          criteria to set the acquisition or strike price

The strike price of stock options shall be set by the Board and be equivalent to the stock average closing price on the 20 trading sessions prior to execution of the Distribution Contract. This rule applies to both plans:  “Stock Option Plan” and “Additional Stock Option Plan”.

The strike price will be monthly restated by the Consumer Price Index (IPCA), or any other index the Board chooses to use from the date of distribution to the month prior to submission by Beneficiaries of the Option Exercise Notification.

j.          criteria to set the option term

Among the criteria to set the option term are market practices and a reasonable time window so as to allow the Shares held by the Beneficiaries to have an impact on the business in terms of growth and price appreciation. This rule applies to both plans:

The Options distributed under the terms of the Stock Option Plan may be exercised by Participants observing the minimum vesting period designated below:

(a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Distribution Contract;

(b) Up to two-thirds (2/3) of the Options total may be exercised after two (2) years from execution of the Distribution Contract; and

(c) All the Options may be exercised after three (3) years from execution of the Distribution Contract.

Following the aforementioned minimum terms, which can be extended at the sole discretion of the Board in the Distribution Contract, the Exercisable Options will be considered Mature Options and hence Beneficiaries will have acquired the right to strike them at their discretion, observing the maximum expiration date.

The Options distributed under the terms of the Additional Stock Option Plan may be exercised by Beneficiaries, observing the following provisions:

(a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Additional Stock Option Contract;

(b) Up to two-thirds ( 2/3) of the Options total may be exercised after two (02) years from execution of the Additional Stock Option Contract; and

(b) All the Options may be exercised after three (3) years from execution of the  Additional Stock Option Contract.

k.         settlement

To meet the need for Options and pursuant to the legislation and specific regulations (particularly CVM ruling 390/03 and Law 6.404/76, including changes)  the Board may press ahead and issue new Shares within the limits of the authorized capital or privately place the Shares in the treasury.

l.          restrictions on Share transfers

The Shares acquired or subscribed according to the rules in the  “Stock Option Plan” and the “Additional Stock Option Plan” and individual distribution contracts are not subject to any restriction period so that  Beneficiaries are free to trade them at any time.

BRF – BRASIL FOODS S.A.

m.       criteria and events that can lead to suspension, changes or dismissal of the plan

In the event of corporate restructuring, either through mergers, takeovers or changes to the Company, or still if the Company retires from the Novo Mercado segment, the Board shall decide upon the effects of this corporate restructuring on the Options distributed by that date.

And, in the event of a change in the number of Shares, either by stock grouping, stock split or stock dividend distribution, the Options and the strike price may be equally adjusted, at the discretion of the Board, to avoid any distortions and losses to the Company and/or Beneficiaries.

n.         effect  of officers’ departure from the issuer’s entities on their rights under the stock compensation plan

According to the “Stock Option Plan” and the  “Additional Stock Option Plan ” the rules on departure from the company by severance are the following:

1. In the event of voluntary departure or severance without just cause, Mature Options will have their term brought forward and must be exercised within at most thirty (30) days from the severance notice;  the Options yet to mature will be canceled.

2. In the event of severance with just cause, all the Options distributed among the Beneficiaries, including but not limited to Mature Options, will be canceled as of the severance notice.

3. The Options canceled according to  provisions 1 and 2 above will not  grant Beneficiaries any rights of indemnity .

4. The Distribution Contracts or the Additional Stock Option Contracts will be terminated as of the date of severance of the Beneficiaries and this termination will not grant Beneficiaries any rights of indemnity .

5. The aforementioned provisions will not apply to statutory officers that failed reelection to their respective positions,  as long as they still remain on the staff of the Company and/or Controlled companies, in which case the Distribution Contracts or Additional Stock Option Contracts, as applicable, will remain  in force and keep the same terms and conditions.

In cases of disability or nondisability retirement of the Beneficiaries, the Maturing Options may be exercised within the option  term as per the Distribution Contract ou the Additional Stock Option Contract, as applicable; and the Options yet to mature will be automatically brought to maturity, becoming immediately exercisable within the option term set in the Distribution Contract or the Additional Stock Option Contract, as applicable.

In the event of Beneficiaries’ death, the Options will pass on to their heirs and/or legatees, and the Maturing Options may be exercised within a new option term of twelve (12) months starting on the date of the Beneficiaries’ death ; and the Options yet to mature will be immediately brought to maturity, becoming exercisable within the term of twelve (12) months starting on the date of the Beneficiaries’ death.

13.5. Inform the number of Shares directly or indirectly held, in Brazil or abroad, and any other convertible securities issued by the issuer, by its direct or indirect controlling shareholders, by its controlled companies or under shared control, by members of the board, the statutory board or the fiscal committee, grouped together by entity, on the closing date of the last fiscal year.

Shareholder	Ordinary Options	%
Major Shareholders	305,673,788	35.04%
Management:
Board of Directors / Directors	14,313,678	1.64%
Supervisory Board	-	-
Options in Treasury	781,172	0.09%
Other Shareholders	551,704,608	63.23%
	872,473,246	100.00%
Options circulating on the market	551,704,608	63.23%
(*)Shareholders that compose the agreement for voting

BRF – BRASIL FOODS S.A.

Database: December 31,2010.

13.6 – Regarding share-based compensation recognized in the books over the past three fiscal years and that forecast for the current fiscal year payable to the  board and the  statutory board.

YEAR: 2008	Administrative Board	Audit Committee	Statutory Board
b. number of members	0	0	0
c. regarding to each stock option granting
i - granting date	NA	NA	NA
ii - number of granted shares	NA	NA	NA
iii- Stock option vesting period	NA	NA	NA
iv- Restriction period for shares transfer	NA	NA	NA
v- Paid weighted Average Price for each of the following options groups:
• open in the beginning of the financial year	NA	NA	NA
• lost during the financial year	NA	NA	NA
• vested during the financial year	NA	NA	NA
• expired during the financial year	NA	NA	NA
d. fair value of options in the granting date	NA	NA	NA
e. potential dilution in case of all granted options are exercised	NA	NA	NA

YEAR: 2009	Administrative Board	Audit Committee	Statutory Board
b. number of members	0	0	0
c. regarding to each stock option granting
i - granting date	NA	NA	NA
ii - number of granted shares	NA	NA	NA
iii- Stock option vesting period	NA	NA	NA
iv- Restriction period for shares transfer	NA	NA	NA
v- Paid weighted Average Price for each of the following options groups:
• open in the beginning of the financial year	NA	NA	NA
• lost during the financial year	NA	NA	NA
• vested during the financial year	NA	NA	NA
• expired during the financial year	NA	NA	NA
d. fair value of options in the granting date	NA	NA	NA
e. potential dilution in case of all granted options are exercised	NA	NA	NA

BRF – BRASIL FOODS S.A.

YEAR: 2010	Administrative Board	Audit Committee	Statutory Board
b. number of members	0	0	8
c. regarding to each stock option granting
i - granting date	NA	NA	5/3/2010
ii - number of granted shares	NA	NA	592,000
2011 - 1/3 of options
	NA	NA	2012 - 2/3 of options
iii- Stock option vesting period			2013 - 3/3 of options
iv- Restriction period for shares transfer	NA	NA	NA
v- Paid weighted Average Price for each of the following options groups:
• open in the beginning of the financial year	NA	NA	-
• lost during the financial year	NA	NA	-
• vested during the financial year	NA	NA	-
• expired during the financial year	NA	NA	-
d. fair value of options in the granting date	NA	NA	R$	7.77
e. potential dilution in case of all granted options are exercised [1]	NA	NA	0,07% of total company common shares

YEAR: 2011	Administrative Board	Audit Committee	Statutory Board
b. number of members	0	0	9
c. regarding to each stock option granting
i - granting date	NA	NA	To be defined
ii - number of granted shares	NA	NA	198,300
2011 - 1/3 of options
	NA	NA	2012 - 2/3 of options
iii- Stock option vesting period			2013 - 3/3 of options
iv- Restriction period for shares transfer	NA	NA	NA
v- Paid weighted Average Price for each of the following options groups:
• open in the beginning of the financial year	NA	NA	-
• lost during the financial year	NA	NA	-
• vested during the financial year	NA	NA	-
• expired during the financial year	NA	NA	-
d. fair value of options in the granting date	NA	NA	R$	9.63
e. potential dilution in case of all granted options are exercised[1]	NA	NA	0,02% of total company common shares

13.7. Regarding the Board’s and the statutory board’s outstanding options at the end of the last fiscal year.

The Board and the statutory board had no outstanding options on December 31, 2010.

13.8 – Regarding options exercised and shares delivered to the Board and the statutory board under the share-based compensation scheme over the past 3 fiscal years.

Up to December 31, 2010, no options had been exercised or delivered to the Board and the statutory board.

BRF – BRASIL FOODS S.A.

13.9. Summary description of the information that understanding the data presented in items 13.6 through 13.8 requires, such as an explanation of the pricing method used for shares and options.

a.         pricing model

The Black-Scholes-Merton model was used to price the Options under the Stock Option Plan of BRF Brasil Foods S.A.

b.         data and assumptions used in the pricing model, including average weighted price of the shares, strike price, expected volatility , option term, expected dividends and risk-free rate of return.

Bearing in mind that the amounts relating to the 2010 distribution cycle refers to delivery performed up to the day this document was drawn up, the following assumptions were used to price the options under BRF’s Stock Option Plan :

✓  Share Price: the closing price in the trading session prior to the date of distribution (BMF&BOVESPA - ticker BRFS3);

✓  Strike price: Results from the average closing price (BMF&BOVESPA – ticker BRFS3) of the last 20 trading sessions prior to the date of distribution of the options, restated by the IPCA;

✓  Option term: The Options distributed under the terms of the Stock Option Plan may be exercised by Participants observing the minimum vesting period designated below: (a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Distribution Contract; (b) ) Up to two-thirds (2/3) of the Options total may be exercised after two (2) years from execution of the Distribution Contract; (c)  All the Options may be exercised after three (3) years from execution of the Distribution Contract; and (d) The maximum term is five (5) years after distribution for exercising the options;

✓  Risk-free Rate of Return: The risk-free rate of return of choice is the NTN-B (Brazilian Treasury Note) available on the date of pricing and holding the same maturity as the options.

✓  Dividends rate: the Company’s dividend distribution track record over the past 4 years was taken into account; and

✓  Volatility of nominal shares issued by the Company: In this item,  taking into account (a) the merger between Perdigão S.A. (BRF) and Sadia S. A. May 19, 2009 and (b) the merger of shares performed by the companies September 22, 2009; further considering the going accounting standards (CPC10,B13, B25-b and B26), which provide guidance on calculation in specific situations with indicators that may imply that amounts based on non-adjusted historic data are relatively poor predictions on the future; BRF weighted the track record of the Company’s nominal shares against that of a pool of similar entities with different weights to set the volatility rate.

c. method used and assumptions adopted to incorporate the expected effects of early strike.

According to the pricing methodology of the options at hand (Black-Scholes-Merton) and the features of BRF’s Stock Option Plan no assumptions were used to incorporate the effects of early strikes.

d. how to determine the expected volatility.

BRF – BRASIL FOODS S.A.

Taking into account (a) the merger between Perdigão S.A.  (BRF) and Sadia S.A. May 19, 2009 and (b) the merger of shares performed by the companies September 22, 2009; further considering the going accounting standards (CPC10,B13, B25-b and B26), which provide guidance on calculation in specific situations with indicators that may imply that amounts based on non-adjusted historic data are relatively poor predictions on the future; BRF weighted the track record of the Company’s nominal shares against that of a pool of similar entities with different weights to set the volatility rate.

e. any other option characteristic that has been included in the assessment of fair value.

Not applicable

13.10. regarding the active pension plans granted to board members and statutory officers, provide the following information in table format:

	Administrative Board	Statutory Board
b. number of members	N/A	09
c. Plan name	N/A	Perdigão Pension Plan (Plan II)
d. number of Administrators with all conditions for retirement ¹	N/A	01
e. conditions for retirement in advance	N/A	- 55 years old;
- 10 years participating in the plan;
- termination of employment relationship
f. updated value for the accumulated contributions in the pension plan up to the closing of the last financial year, discounted the portion related to the contributions made directly by the administrators ²	N/A	R$ 4,355,507.00
g. total value accumulated for the contributions made during the last financial year, discounted the portion related to contributions made directly by the administrators	N/A	R$ 478,378.67
h. if there is the possibility of early redemption and which are the conditions	N/A	Early redemption is not provided, except at the employment relationship termination.
¹ Fulfill the conditions , however, it is necessary the termination of the employment relationship.
² Total value of the sponsor contributions (since the adherence to the Plan), added by profitability.

13.11. In table format, provide the following information on the board, statutory board and fiscal committee over the past 3 years:

YEAR: 2008	Administrative Board	Audit Committee	Statutory Board
b. number of members	09	03	10
c. value of the higher individual remuneration	440,187.30	131,874.42	3,830,074.83
d. value of the lower individual remuneration	123,238.74	90,262.44	1,127,425.28
e. average for individual remuneration	197,154.25	103,829.00	2,147,950.10

BRF – BRASIL FOODS S.A.

YEAR: 2009	Administrative Board	Audit Committee	Statutory Board
b. number of members	10	03	08
c. value of the higher individual remuneration	465,436.81	139,440.30	1,905,277.56
d. value of the lower individual remuneration	232,744.36	92,970.30	811,845.61
e. average for individual remuneration	264,559.01	108,460.33	2,096,141.51

Note:
To calculate the average of the Statutory Board individual remuneration for 2009 Fiscal Year, we considered the values paid and acknowledged in the fiscal year for purposes of Benefits caused by the end of job position of Directors dismissed in 2008 (R$ 4.484.437,50). Purifying this amount, the average of individual remuneration for the Statutory Board is of R$ 1.535.586,83, equalizing the average of remuneration in comparison to the body higher remuneration.

YEAR: 2010	Administrative Board	Audit Committee	Statutory Board
b. number of members	11.00	03.00	08.50
c. value of the higher individual remuneration	499,446.18	149,629.23	3,178,683.12
d. value of the lower individual remuneration	249,751.01	99,763.63	1,117,718.71
e. average for individual remuneration	299,051.45	116,385.33	2,158,837.74

13.12. Describe agreements, insurance policies or other instruments that make up mechanisms of compensation or indemnification for officers in the event of severance or retirement, indicating the financial consequences to the issuer.

There are no instruments that make up mechanisms of compensation or indemnification for officers in the event of severance or retirement.

13.13. regarding the past 3 fiscal years, indicate the percentages of total compensation of each entity posted to the issuer’s books in reference to the members of the board, statutory board or fiscal committee that are related to controlling shareholders, direct or indirect, as established in the accounting standards pertinent to the topic.

There is no percentage of total compensation posted for each entity that is related to controlling shareholders, direct or indirect.

13.14. regarding the past 3 fiscal years, indicate the amounts posted to issuer’s books as compensation to board , statutory board or fiscal committee members, grouped by entity, for any reason other than performance of their corporate function, such as for instance, commissions and advisory or consultancy services rendered.

There is no amount posted to issuer’s books as compensation to board members, statutory officers or fiscal committee members, for any reason other than performance of their corporate function, such as for instance, commissions and advisory or consultancy services rendered.

13.15. Regarding the past 3 fiscal years, indicate the amounts appearing in the books of controlling shareholders, direct or indirect, companies under shared control and companies controlled by the issuer, as compensation to the issuers’ board , statutory board or fiscal committee members, grouped by entity, specifying the reasons why those amounts were paid to these individuals.

BRF – BRASIL FOODS S.A.

There are no amounts appearing in the books of controlling shareholders, direct or indirect, companies under shared control and companies controlled by the issuer, as compensation to the issuers’ board, statutory board or fiscal committee members.

13.16. Supply other information that the issuer deems relevant.

In item 13.11, to work out the individual average compensation of the statutory board for fiscal 2009, the amounts paid and posted to the books during 2009 were considered benefits created by the end of office of executives dismissed in 2008 (R$ 4,484,437.50).

Purging this amount, the individual average compensation of the statutory board is R$ 1,535,586.83.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 29, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director